[Quarles & Brady Letterhead]


                                  July l9, 1999



Ms. Lynda L. Dorr
Secretary to the Commission
Public Service Commission of Wisconsin
610 N. Whitney Way
P.O. Box 7854
Madison, WI   53707-7854

     Re: Application of Wisconsin Energy Corporation for Approval to Acquire the Stock of WICOR, Inc.

Dear Ms. Dorr:

          Enclosed are 20 copies of Wisconsin Energy Corporation's ("WEC") application to the Public Service Commission of Wisconsin ("Commission") to acquire the stock of WICOR, Inc. ("WICOR").

          We are providing courtesy copies of the enclosed application to all of the parties whose names appear on the Service Lists for the last rate proceedings involving the gas operations of both WEC and WICOR. Those to whom courtesy copies have been sent are identified on the attached Mailing List.

          The application describes the many benefits of this transaction to the customers of the gas operations of both WEC and WICOR, the respective shareholders and the general public. Expeditious treatment of the application will allow these benefits to be realized earlier.

          We would also like to encourage the expeditious processing of this application because it is particularly difficult on the employees of both companies to live with the uncertainty of not knowing whether the acquisition will occur pending a decision by this Commission. We also believe it is important to close this merger as quickly as possible since the greater the period of time between signing of the Merger Agreement and the closing, the greater the risk that something will happen, such as a hostile tender from an unfriendly (and perhaps, out-of-state) potential acquiror.

Ms. Lynda Dorr
July 19, 1999
Page 2


          For these reasons, we ask that the Commission expedite treatment of this application. At the same time, we are supportive of allowing interested panties to present their positions through a contested case proceeding. We believe that the interest of all parties can be protected while proceeding on an expedited course. We thank the Commission in advance for whatever efforts it can undertake in this regard.

          Please direct any questions about this application to either me (phone number 414/277- 5135) or Roman Draba (414/221-2285).

                                        Very truly yours,


                                        QUARLES & BRADY LLP


                                        /s/ Larry J. Martin
                                        ----------------------------------------
                                        Larry J. Martin


encl.


cc:  Mailing List
     Ave M. Bie, Chairperson
     John H. Farrow, Commissioner
     Joseph P. Mettner, Commissioner
     John Cappellari, Executive Assistant to Commissioner Farrow
     William C. Esbeck, Executive Assistant to Commissioner Mettner Robert M. Garvin, Executive Assistant to Chairperson

                                  MAILING LIST


SUPERIOR WATER, LIGHT AND POWER COMPANY

     Mr. Robert E. Evered
     1230 Tower Avenue
     P.O. Box 519
     Superior, WI  54880

WISCONSIN INDUSTRIAL ENERGY GROUP

     Richard L. Olson, Esq.
     LaFollette & Sinykin
     One East Main Street
     P.O. Box 2719
     Madison, WI  53701-2719

WISCONSIN COALITION FOR FAIR COMPETITION

     Ron Kuehn, Esq.
     DeWitt, Ross & Stevens
     Two East Mifflin Street, Suite 600
     Madison, WI  53703-2685

WISCONSIN PAPER COUNCIL

     Mr. Earl Gustafson
     Energy/Projects Mgr.
     250 North Green Bay Road
     P.O. Box 718
     Neenah, WI  54957-0718

CITIZENS UTILITY BOARD

     Mr. Steve Hiniker
     16 North Carroll Street
     Suite 300
     Madison, WI  53703

WISCONSIN POWER AND LIGHT CO.

     Mr. Terry Nicolai
     Manager of Regulatory Relations
     222 West Washington Avenue
     P.O. Box 192
     Madison, WI  53701-0192

KOHLER COMPANY

     Mr. Michael Potts
     Kohler Company
     444 Highland Drive
     Kohler, WI  53044

LSP-WHITEWATER LIMITED PARTNERSHIP

     William H. Wilson, Jr. Esq.
     Brown, Olson & Wilson, P.C.
     501 South Street
     Concord, NH  03304

WISCONSIN END-USER GAS ASSOCIATION

     Ms. Darcy Fabrizius
     Manger of Regulatory Affairs
     N16 W23217 Stone Ridge Drive
     Waukesha, WI  53188

WPS ENERGY SERVICES, INC.

     Mr. Chris Matthiesen
     Director - Consulting
     677 Baeten Road
     Green Bay, WI  54304

NORTHERN STATES POWER COMPANY

     John D. Wilson, Esq.
     100 North Barstow Street
     P.O. Box 8
     Eau Claire, WI  54702-0008

MADISON GAS AND ELECTRIC COMPANY

     Mr. Jeffrey C. Newman
     133 South Blair Street
     P.O. Box 1231
     Madison, WI  53701-1231

COALITION FOR EQUITABLE RATES

     Mr. John H. Bucy II
     701 Brazos, Suite 1500
     Austin, TX  78701

WISCONSIN FEDERATION OF COOPERATIVES

     Warren J. Day, Esq.
     30 West Mifflin Street, Suite 401
     Madison, WI  53703

RENEW WISCONSIN AND
WISCONSIN ENVIRONMENTAL DECADE

     Frank Jablonski, Esq.
     Porter, Jablonski & Associates, S.C.
     7 North Pinckney Street
     Madison, WI  53703

ENERGY SOLUTIONS, INC.

     Ms. Valerie G. Kelm
     2386 Dahlk Circle
     Verona, WI  53593

WISCONSIN PUBLIC SERVICE CORPORATION

     Bradley D. Jackson, Esq.
     Foley & Lardner
     150 East Gilman Street
     P.O. Box 1497
     Madison, WI  53701-1497

RELIANT ENERGY RETAIL, INC.

     Gordon Smith, Esq.
     John & Hengerer
     1200 17th Street, N.W.
     Suite 600
     Washington, DC  20036-3013

WISCONSIN DEPT. OF AGRICULTURE,
TRADE AND CONSUMER PROTECTION

     Mr. Kevin LeRoy
     P.O. Box 8911
     Madison, WI  53708

WISCONSIN AGRI-SERVICE ASSOCIATION, INC.

     Mr. Raymond J. Schmitt
     6000 Gisholt Drive
     Madison, WI  53713

SELECT ENERGY CONSULTING, LLC

     Mr. George E. Wennerlyn
     1549 Grosse Point Drive
     Middleton, WI  53562

NR PIPELINE COMPANY

     Mr. Michael J. Armiak
     Vice President, State Regulatory Relations
     ANR Pipeline Company
     500 Renaissance Center
     Detroit, MI  48243-1902

INDEPENDENT BUSINESS ASSOCIATION OF WISCONSIN

     Mr. John Kasdorf
     N16 W23217 Stone Ridge Drive
     Waukesha, WI  53188

WISCONSIN COALITION FOR FAIR COMPETITION

     Mr. Ron Kuehn

     [Need Address]

PHILIP MORRIS MANAGEMENT CORP.

     Michael A. Stosser, Esq.
     Eric R. Todderud, Esq.
     Heller, Ehrman, White & McAuliffe
     200 S.W. Market Street, Suite 1750
     Portland, OR  97201-5718

WISCONSIN FUEL AND LIGHT COMPANY

     Hugh H. Bell, Esq.
     Bell, Metzner, Gierhart & Moore, S.C.
     44 E. Mifflin Street
     P.O. Box 1807
     Madison, WI  53701-1807

CITY GAS COMPANY

     Thomas A. Lockyear, Esq.
     131 W. Wilson Street, Suite 501
     Madison, WI  53703

QUAD GRAPHICS, INC.

     Eric von Estorff, Esq.
     Quad Graphics, Inc.
     N63 W23075 Highway 74
     Sussex, WI  53089-2876

Mr. Alan Chalfant
Brubaker & Associates, Inc.
1215 Fert Ridge Parkway, Ste. 208
P.O. Box 412000
St. Louis, MO  63141-2000

Mr. Clarence J. Heller
LS Power LLC
655 Craig Road, Suite 336
St. Louis, MO  63141

Ms. Vicki L. Bradford
National Energy Management
2810 Crossroads Drive #2400
Madison, WI  53718

Mr. John J. Walker
JL Walker & Associates
7434 Cedar Creek Trail
Madison, WI  53717

Wisconsin Manufacturers & Commerce
501 E. Washington Avenue
Madison, WI  53703

Glenn Stugelmayer
Midwest Natural Gas, Inc.
P.O. Box 429
LaCrosse, WI  54602-0425

Mr. Don Matthews
Stoughton Trailer, Inc.
416 S. Academy Street
Stoughton, WI  53589

George Edgar
Wisconsin Energy Conservation Corp.
3120 International Lane
Madison, WI  53704

Richard Dahnke
R.J. Dahnke Associates
P.O. Box 1254
Sheboygan, WI  53082-1254

Bill G. Smith
NFIB-Wisconsin
119 Martin Luther King Drive Blvd.
Suite 516
Madison, WI  53703

Ms. Alice Linnabary
Radio Oil Co.
435 S. 16th
Milwaukee, WI  53214

Mr. Edward Wolf
EH Wolfe & Sons
P.O. Box 348
Slinger, WI  53086

Mr. Miles Cline
Cline Gas Co.
130 W. Lincoln Street
Fall Creek, WI  54742

Mr. Edward Blume
Wisconsin Propane Association
P.O. Box 2116
Madison, WI  53701

Mr. Gary France
France Propane Services, Inc.
1151 Foundry Street
Schofield, WI  54476

Mr. Robert Bartlett
Petroleum Marketers Association
P.O. Box 8518
Madison, WI  53709

Mr. Mike Haydock
Redi Gas, Inc.
765 N. Church Street
Watertown, WI  53094

                                   BEFORE THE
                     PUBLIC SERVICE COMMISSION OF WISCONSIN


Application of Wisconsin Energy Corporation               )
for Approval of a Transaction by which                    )
Wisconsin Energy Corporation Would                        ) Docket No.:
Acquire All of the Outstanding Common                     )
Stock of WICOR, Inc.                                      )

--------------------------------------------------------------------------------

                   APPLICATION OF WISCONSIN ENERGY CORPORATION
                FOR APPROVAL TO ACQUIRE THE STOCK OF WICOR, INC.

--------------------------------------------------------------------------------


          Wisconsin Energy Corporation ("WEC") hereby requests approval by the Public Service Commission of its plan to acquire 100% of the outstanding common stock of WICOR, Inc. ("WICOR"). (This acquisition, which is described in Section II, is referred to throughout this Application as the "Transaction".) Because WICOR is a holding company, as defined by section 196.795(1)(h)1.a., Wis. Stats., the proposed Transaction is governed by section 196.795(3), Wis. Stats., which provides in relevant part:

          No person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a holding company, with the unconditional power to vote those securities, unless the commission has determined, after investigation and an opportunity for hearing, that the taking, holding or acquiring is in the best interests of utility consumers, investors and the public . . .

The Transaction will result in a financially stronger Wisconsin-based company, gas system benefits, reduced gas costs, improved gas system reliability, and increased value added. Consequently, the Transaction is clearly in the best interests of utility consumers, investors and the public and should receive the Commission's approval.

          This application is limited. All that is sought is: (a) approval of the Transaction under section 196.795(3), Wis. Stats., which requires only three findings; and (b) authorization of recovery of the acquisition premium consistent with the Commission's announced policy. No rate changes or approvals associated with the future expected combination of the two companies' gas operations are sought or at issue in this proceeding


I.   THE PARTIES TO THE TRANSACTION

     A.   WISCONSIN ENERGY CORPORATION

          WEC is a holding company with a number of wholly owned subsidiaries. In fiscal 1998, WEC had operating revenues of approximately $2 billion, net income of approximately $188 million, and employed approximately 5,400 people, including 690 in its gas operations. WEC is owned by approximately 95,000 registered shareholders, of whom more than 40,000 reside in Wisconsin.

          WEC's Wisconsin Electric Power Company ("WE") subsidiary is a public utility. In addition to its steam and electric energy businesses, WE also purchases and transports natural gas to Wisconsin through pipeline companies and distributes and sells natural gas in a territory of approximately 3,800 square miles in the area west and south of Milwaukee, an area along the Michigan border, the Appleton area, and the Prairie du Chien area. The gas service territory has an estimated population of approximately 1.2 million. WE's gas assets include approximately 7,900 miles of gas mains.

     B.   WICOR, INC.

          WICOR is a holding company that was formed in 1980. It owns and operates subsidiaries in two industries: energy services and pump manufacturing. WICOR had 1998 operating revenues of $944 million, of which $481 million was attributable to its energy subsidiaries and $463 million to manufacturing. WICOR's net income in 1998 was $45.5 million, with 48% of that from energy and 52% from manufacturing. WICOR has approximately 21,500 shareholders, of whom 11,300 reside in Wisconsin.

          WICOR's principal energy subsidiary is Wisconsin Gas Company, a regulated natural gas utility which purchases and transports natural gas to Wisconsin through pipeline companies and distributes and sells that gas to approximately 529,000 customers in 524 Wisconsin communities.1 Wisconsin Gas owns approximately 9,100 miles of gas mains.

          WICOR's manufacturing subsidiaries make and market pumps, fluid processing equipment and water filtration equipment for a variety of applications.


II.  DESCRIPTION OF THE TRANSACTION

          The Transaction will be structured as a merger of WICOR and a special purpose acquisition subsidiary of WEC. The Transaction may involve cash and stock or just cash, as discussed below. If the Transaction involves both cash and stock, WICOR will be merged into the acquisition subsidiary and the name of the subsidiary will be changed to WICOR. If the Transaction involves only cash, the acquisition subsidiary will be merged into WICOR. In either event, WICOR (or

---------------

     1 A map of WICOR's gas service territory and WE's gas and electric service territories is attached to this Application.

its successor) will become a wholly-owned subsidiary of WEC and will in turn own Wisconsin Gas and the other WICOR subsidiaries. A diagram depicting the organizational structure of the resulting entity is attached to this Application.

          Each outstanding share of WICOR Common Stock will receive $31.50 (plus a daily escalator equal to an annualized rate of 6% if the transaction closes after July 1, 2000) (the "Exchange Value"). Chase Securities Inc., an investment banking firm, has given its opinion that the consideration to be paid in the Transaction is fair, from a financial point of view, to WEC. Merrill Lynch, Pierce, Fenner & Smith Incorporated has opined that the consideration is fair, from a financial point of view, to WICOR's shareholders. If the average closing price of Wisconsin Energy Common Stock on the New York Stock Exchange for the 10 trading days ending 5 trading days prior to the Closing Date (the "Wisconsin Energy Average") is less than $22 per share, WEC may elect to pay the entire acquisition price in cash. Otherwise payment will consist of a combination of cash and WEC Common Stock. Prior to the Closing, WEC will select what percentage of the acquisition price will be paid in cash and what percentage will be paid in WEC Common Stock, with the limitation that WEC Common Stock will not constitute less than 40% or more than 60% of the acquisition price. The exchange ratio, which will determine the number of shares of WEC Common Stock to be issued for the stock portion of the merger consideration, will be calculated by dividing the Exchange Value by the Wisconsin Energy Average as described above.

          WICOR shareholders will receive an Election Form by which they can choose to take cash, stock, or a combination of both, or indicate that they have no preference. The cash and stock elections will then be prorated, if necessary, so that the total of cash and WEC Common Stock to all WICOR shareholders equals the percentages selected by WEC.

          The total equity value of the Transaction is approximately $1.275 billion. In addition, on a consolidated basis WEC will assume approximately $230 million of WICOR debt. WEC intends to finance the cash portion of the merger consideration through a combination of bank and capital market financings. The Transaction will create a company with assets of approximately $7.3 billion.

          WEC anticipates no special charges in connection with this Transaction other than those normally associated with completing a transaction of this kind.

          The post-closing structure of WEC is depicted in an attachment to this Application. As the attachment makes clear, the principal structural effect of the Transaction will be to expand the base of shareholders who have an interest in WICOR. WICOR will become a first tier subsidiary of WEC, while WICOR's own subsidiaries will continue as such. Accordingly, the practical effect of the merger will be to change the ownership of WICOR. Initially, the utility operations of WEC and WICOR will remain unchanged. Between now and the consummation of the Transaction, WEC and WICOR will devote their energies to completing the Transaction, ensuring that all critical systems are Y2K compliant, and ensuring that the provision of utility service and the quality of customer service remain at the highest possible level. As discussed in Section IV, after the Transaction is approved and completed and any lingering Y2K problems are resolved, WEC will begin a detailed evaluation of how the gas operations of Wisconsin Gas and Wisconsin Electric might be combined to increase efficiency and reduce costs.

          Decisions have not yet been made on the extent to which WEC's and WICOR's gas operations should be combined. However, it is probable that in the future Wisconsin Electric's gas operations will combine with WICOR's Wisconsin Gas subsidiary to form a single utility. However, a decision on such combination will not occur until sometime after all requisite approvals have been obtained for this Transaction and the Transaction has closed.


III. THE TRANSACTION SATISFIES THE STANDARD IN SECTION 196.795(3).

          The Transaction should be approved if the Commission determines that it is "in the best interests of utility consumers, investors and the public." The Transaction easily satisfies this standard.

     A.   THE TRANSACTION IS IN THE BEST INTERESTS OF THE UTILITY CONSUMERS.

          WEC and WICOR will be studying the extent to which their gas operations should be combined and operated as a single system. Whatever the extent and pace of that combination, gas utility customers are benefitted by this Transaction in both the short term and the long term.

          Gas utility customers will realize immediate and ongoing benefits from the Transaction. Savings are projected to come from lower costs for purchased gas resulting from enhanced purchasing power and gas portfolio management. Much of this cost savings will be passed through to the customers under the purchased gas adjustment mechanisms of Wisconsin Electric and Wisconsin Gas. Additionally, gas utility operations will be improved by coordinated use of the resources and skill sets of the two companies and adoption of best practices, which will enhance gas system reliability and result in a variety of system benefits (see section IV below). Gas utility customers will enjoy high quality, reliable service, delivered by a seasoned, capable work force. Finally, but importantly, this transaction will make more likely an expansion of gas supplies into the state of Wisconsin, including extension of gas service to as yet unserved retail customers sooner than would otherwise be the case. Such an expansion of gas supply has positive implications for economic growth in the State.

          In the long run, the Transaction will result in base gas rates lower than they would have been on a stand alone basis. It is proposed here that the synergy savings that are expected to result from the Transaction and any subsequent combination of gas operations be initially retained by the gas operations to allow, in this fashion, recovery of the acquisition premium. As described in Section IV, WEC is not seeking any recovery of the acquisition premium, except to the extent that it is offset by cost savings. Thus, the proposed methodology for recovery of the acquisition premium ensures that the customers are held harmless in the short run and will, in the long run, benefit from synergy savings.

     B.   THE TRANSACTION IS IN THE BEST INTERESTS OF THE PUBLIC.

          The Transaction combines two premier Wisconsin-based companies, both of which have deep roots in the state and in the communities they serve. Both companies have long traditions of making significant contributions to regional economic development and of generously supporting educational, cultural and charitable activities. The Transaction will ensure that this tradition continues. The headquarters of the post-merger entity and all associated jobs will remain in Wisconsin and critical decisions affecting energy policy in Wisconsin will continue to be made in Wisconsin.

          The companies' employees will benefit by becoming part of an organization that is better equipped to compete and maintain its independence in the rapidly changing energy business. No layoffs will result from the merger.

Any workforce reductions resulting from the Transaction will occur through attrition and all union contracts will be honored.

     C.   THE TRANSACTION IS IN THE BEST INTERESTS OF THE SHAREHOLDERS.

          As a result of the Transaction, shareholders will own a financially stronger company that will be well-positioned in the market place and will be able to participate in the enhanced earnings and growth potential of the post-merger company. The Transaction is expected to result in earnings accretion which is expected to have a positive impact on the price of WEC stock. WICOR's shareholders will receive a premium for their stock. In any case, the shareholders themselves will indicate where their best interests lie because the Transaction is conditioned on approval by the shareholders of both WEC and WICOR and such approval is expected.


IV.  BECAUSE OF THE BENEFITS PRODUCED BY THIS TRANSACTION THE
     COMMISSION SHOULD AUTHORIZE RECOVERY OF THE ACQUISITION
     PREMIUM CONSISTENT WITH THE COMMISSION'S ANNOUNCED
     POLICY.

          Transactions such as the one proposed are one of several means by which utilities may be able to reduce their cost of service, improve service reliability, and enhance their financial strength. Prudent policy requires that the managements of utilities be vigilant to seize all reasonable opportunities for cost reductions, including those that involve consolidation. Customers are benefited by, and regulators should encourage, all measures -- including consolidation -- that will promote efficiency by discouraging duplication, increasing productivity, and improving service reliability in order to reduce costs and increase value added for all customers.

          However, consolidations that reduce costs and improve service will not occur without the proper incentives. The market's perception that consolidation can yield significant real economies has stimulated competition for the purchase of utility assets with the result that a target company's shareholders will demand a price higher than the depreciated book value of the target's assets.

          In addition, because the management of an acquiring company owes a fiduciary duty to that company's shareholders, there will be no incentive to pursue efficiency-enhancing consolidation if regulators require the acquiror's shareholders to bear all the costs of a merger but deprive them of any opportunity to benefit.

          Regulators -- including the Commission -- should resolve to treat investments in efficiency-enhancing consolidation the same way they treat investments in efficiency-enhancing physical assets. If a regulated utility proposed to invest in a machine that would reduce costs by $35 million per year, there is no doubt the Commission would endorse the proposal to the extent that the savings are commensurate with the costs required to achieve them. Moreover, the Commission would certainly permit the utility to recover the cost of such an investment.

          To acquire WICOR, and achieve the benefits described in this Application, WEC must pay a premium over book value for WICOR's stock. That premium is consistent with prices paid by other buyers in comparable transactions. Because this transaction is accorded purchase accounting treatment, the premium will be reflected on the books of the company. WEC asks the Commission to permit it to recover the portion of the premium attributable to WICOR's utility assets just as it would permit recovery of an investment in a physical asset that lowers costs or improves service quality or reliability.

          Recovery of the acquisition premium will not require any increase in rates as a result of the Transaction. What WEC proposes is merely that the Commission endorse the principle that WEC be allowed to retain the synergy savings that result from the Transaction for a period of time adequate to recover the acquisition premium it is paying to make those savings possible.

          The Commission Staff enunciated such a principle in 1993. In a letter to all gas and electric utilities, the Administrator of the Gas Division and the Administrator of the Electric Division stated:

          Depending on the level of likely benefits [from a consolidation], all or part of an acquisition adjustment may be recovered from ratepayers.

The principle developed by the Staff supports recovery of the premium where there are gas system benefits or, if such benefits are difficult to quantify, where there are cost savings resulting from the synergies produced by the acquisition. As will be discussed below, there are both gas system benefits and synergies which will be achieved here.

          The Commission itself has addressed the issue of when recovery of an acquisition premium is appropriate. In Dockets 4220-EA-110/5050-EB-100 (1993), the City of Rice Lake purchased electric distribution facilities from Northern States Power. The Commission authorized amortization of the acquisition premium for the assets and also permitted a return on the unamortized balance. The Commission found that recovery of the premium was justified because the transaction resulted in system benefits to the acquiring utility and its present and future customers. Those benefits consisted of improved reliability and avoidance of duplication.

          Similarly, in Docket 4220-UR-407 (1993), the Commission found that Northern States Power-Wisconsin (NSPW) would receive substantial system benefits from its parent Northern States Power-Minnesota's acquisition of Viking Gas Transmission Company. Those benefits included greater flexibility in accessing natural gas suppliers, an enhanced ability to balance the gas load between pipelines, greater flexibility in peak shaving options, and an overall increase in the reliability of the gas delivery system. The Commission also found that there would be economic benefits resulting from the purchase. On that basis, the Commission found it reasonable to permit NSPW to recover a revenue requirement adjustment from ratepayers "to the extent that those costs are less than or equal to the savings that customers will recognize as a result of the ... acquisition."

          Although the companies have not yet conducted comprehensive studies, WEC believes that the proposed Transaction will lead to the sort of system benefits that justify recovery of the acquisition premium under the Commission's established policy. For example, WEC expects that there are improvements which each gas system had planned to undertake on its own which, when looked at from a joint perspective, can be accomplished more efficiently. An example of this would be achieving increased pressure support through the interconnection of facilities, rather than having to construct new pipelines. In addition, the Wisconsin Electric LNG facilities may be used to supply system support for both Wisconsin Electric's gas operations and Wisconsin Gas.

          It will also be possible to improve service center operations through joint scheduling and reduction in travel time. Combining operations is likely to reduce the required level of inventory of pipe, fittings, meters, risers, meter sets and regulators. Joint purchasing of inventoried material is likely to result in additional efficiencies. Also at the service center level, system benefits will be realized by joint or rerouted meter reading.

          System benefits will also be achievable on the gas supply side. Since the full implementation of FERC Order 636 which took interstate pipelines out of the merchant gas business, local distribution companies have obtained their gas supplies on the competitive market. One consequence of this is that larger LDC's have increased buying power and the potential to secure more favorable prices and other terms and conditions. Larger, more diversified systems also afford greater opportunity for contractual flexibility in meeting system demands. For example, it will be possible to modify or eliminate short-term gas portfolio contracts when the supply portfolios of the two systems are managed jointly. While connecting systems is one way to take advantage of a joint portfolio, even non-interconnected systems will benefit from the joint portfolio approach. In addition, joint portfolio planning may result in strategies to reduce the cost of supplying peak day demands.

          While no definitive synergies study has been done, an initial estimate is that gas operations resulting from the Transaction will result in annual savings of about $35 million. These savings are projected to come from lower costs for purchased gas, materials and services through enhanced purchasing power, elimination of duplication through attrition and sharing of resources and consolidation of common functions over time. This estimate of the synergy savings is fairly supported by the preliminary analysis done by WEC. A refined projection of the synergy savings will not be developed until after the Transaction is closed and the analysis of how to best bring together the gas operations is completed. In the interim, it is essential for both companies to focus on continuing to provide reliable, safe, and economical gas service to their respective customers.

          WEC does not propose that the precise mechanism for acquisition cost recovery be established as part of this proceeding. WEC does request a finding from the Commission that the proposed Transaction will result in system benefits and that WEC's shareholders should be allowed to recover the acquisition premium to the extent the premium is less than or equal to the savings that will result from the transaction

V.   FEDERAL REVIEW OF THE PROPOSED TRANSACTION

     A.   THE SECURITIES AND EXCHANGE COMMISSION

          The proposed Transaction is subject to review and approval by the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935. In reviewing a proposed transaction, the SEC considers whether (1) the acquisition tends toward the creation of interlocking directorates; (2) whether the acquisition tends towards concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumer; (3) whether the consideration to be paid bears a fair relation to the earning capacity of the assets to be acquired; (4) whether the acquisition unduly complicates the capital structure of the applicant's holding company system; and (5) whether the acquisition serves the public interest by tending towards the economical and efficient development of an integrated public utility system.

     B.   THE FEDERAL ENERGY REGULATORY COMMISSION

          The Transaction does not appear to require review or approval by the Federal Energy Regulatory Commission ("FERC").

     C.   ANTITRUST REVIEW

          Section 7 of the Clayton Act (15 U.S.C. section 18) prohibits business combinations the effect of which may be substantially to lessen competition or to tend to create a monopoly. To facilitate enforcement of Section 7, parties to a proposed business combination are required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. section 18a (the "Act"), to submit to the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division") certain information regarding their operations and the proposed transaction. The information must be provided to the agencies on a detailed Notification and Report Form for Certain Mergers and Acquisitions. The Act also prohibits consummation of the merger until all applicable waiting periods under the Act have expired or been terminated.

          The Act is intended to identify and postpone consummation of significant merger transactions in order to allow the FTC and Antitrust Division to meaningfully analyze the competitive effects of the transaction and to give them the time and discovery authority necessary to challenge the transaction prior to its consummation if the reviewing antitrust agency believes that the transaction will result in competitive harm.

          The parties' submission of their HSR filings will initiate a waiting period which the parties must observe prior to consummating the merger.

Additional information may be requested prior to the expiration of the initial waiting period. Such a request has the effect of extending the review process.

          The federal antitrust enforcement agencies have been active in reviewing similar transactions in the energy industry, and it is expected that they will be vigilant with respect to this Transaction as well. In this case, WEC believes the proposed Transaction raises no significant issues regarding either horizontal or vertical market power in any appropriately defined market.


VI.  RELIEF REQUESTED

          For the reasons stated, WEC asks the Public Service Commission of
Wisconsin:

          1. To find that the proposed Transaction whereby Wisconsin Energy Corporation will acquire 100% of the outstanding common stock of WICOR, Inc. satisfies the standard in Wis. Stat. section 196.795(3) in that the Transaction is in the best interests of utility consumers, investors and the public, and to approve the Transaction without any conditions; and

          2. To find that Wisconsin Energy Corporation is entitled to retain the synergy savings resulting from the Transaction in such amount and for such a period of time as to permit recovery of that portion of the acquisition premium attributable to WICOR's utility assets.

Dated this 2OTH day of July, 1999, in Milwaukee, Wisconsin.


                                      Respectfully submitted,

                                      QUARLES & BRADY


                                      /s/ Larry J. Martin
                                      ----------------------------------------
                                      Larry J. Martin
                                      Brian D. Winters
                                      Attorneys for Wisconsin Energy Corporation


                                      QUARLES & BRADY
                                      411 E. Wisconsin Avenue
                                      Suite 2550
                                      Milwaukee, WI  53202-4497
                                      (414) 277-5000

             [Chart: Transaction Overview, Post Closing Structure]

                 [Map: Combined Utilities Service Territories]

[Quarles & Brady Letterhead]



                                        September 10, 1999



VIA HAND DELIVERY
Ms. Lynda L. Dorr,
Secretary to the Commission
Public Service Commission of Wisconsin
610 North Whitney Way
PO Box 7854
Madison, WI  53707-7854

     Re: Application of Wisconsin Energy Corporation for Approval to Acquire the Stock of WICOR, Inc.
          Docket Nos. 9401-YO-100 and Docket 9402-YO-101

Dear Ms. Dorr:

          We are pleased to file with the Commission, a week prior to the required pre-filing date of September 17, 20 copies each of the direct testimony and exhibits of Calvin Baker and Bronson Haase and 20 copies of the testimony of James Schott. The two maps referred to in Mr. Schott's testimony have not been prepared and will be filed with the balance of the applicants' testimony and exhibits. We plan to file the direct testimony and exhibits of our remaining witnesses by the September 17 deadline established at the pre-hearing conference.

          Copies of the enclosed testimony and exhibits are being sent today, via overnight delivery service, to the parties currently shown on the official service list and also to those persons who we believe have recently applied for, or are in the process of applying for, full party status.

                                        Very truly yours,

                                        QUARLES & BRADY LLP


                                        /s/ Larry J. Martin
                                        ----------------------------------------
                                        Larry J.  Martin

Enclosures

cc:  Forrest Ceel
     Ms. Linda M. Clifford
     Ms. Darcy Fabrizius

Lynda L. Dorr, Secretary
September 10, 1999
Page 2



     Phil Gozy
     Earl J.  Gustafson
     Theresa Hottenroth
     Mr. Bradley Jackson
     Ms.  Joan L.  Romett
     Michael Stuart
     Ms. Mary Wright

                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN


Application of the Wisconsin Energy Corporation for                  9401-YO-100
Approval to Acquire the Stock of WICOR Inc.                          9402-YO-101

--------------------------------------------------------------------------------
                       DIRECT TESTIMONY OF CALVIN H. BAKER
            IN SUPPORT OF APPLICATION BY WISCONSIN ENERGY CORPORATION
--------------------------------------------------------------------------------

Q.   Please state your name and business address.

A. My name is Calvin H. Baker. My business address is 231 West Michigan Avenue, Milwaukee, Wisconsin, 53201.

Q.   By whom are you employed and in what capacity?

A. I am employed by Wisconsin Energy Corporation as treasurer and by Wisconsin Electric Power Company as vice president of finance and chief financial officer.

Q.   Please describe your educational and professional background?

A. Prior to joining Wisconsin Electric in 1991, I was senior vice president with the Financial Services Corp. of New York City. Previously, I owned and operated the Tri-State Transit Corporation in Milwaukee. I have also worked with Smith Barney, Harris Upham, Inc. as second vice president and Citibank, N.A. as assistant vice president.

          I was graduated from Franklin & Marshall College in 1965. I earned a Master of Business Administration degree in finance from the University of Chicago in 1969.

Q.   On whose behalf are you testifying in this proceeding?

A. I am testifying on behalf of Wisconsin Energy Corporation (WEC), referred to as the Applicant.

Q.   What is the Applicant seeking in this proceeding?

A. The applicant is seeking Public Service Commission of Wisconsin (PSCW) approval for its plan to acquire 100% of the outstanding common stock of WICOR, Inc. (WICOR) (the "Transaction").

Q.   What is the purpose of this testimony?

A. The purpose of this testimony is to provide background and an overview of the Transaction, describe the reasons for the Transaction from WEC's perspective, and the benefits to our customers and the public.

Q.   Before proceeding further, please generally describe WEC.

A. WEC is a holding company with a number of wholly owned subsidiaries. In fiscal 1998, WEC had operating revenues of approximately $2 billion, net income of approximately $188 million, and employed approximately 5,400 people, including 690 in its gas operations. WEC is owned by approximately 95,000 registered shareholders, of whom more than 40,000 reside in Wisconsin.

          WEC's Wisconsin Electric Power Company (WE) subsidiary is a public utility. In addition to its steam and electric energy businesses, WE also purchases and transports natural gas to Wisconsin through pipeline companies and distributes and sells natural gas in a territory of approximately 3,800 square miles in the area west and south of Milwaukee, an area along the Michigan border, the Appleton area, and Prairie du Chien area. The gas service territory has an estimated population of approximately 1.2 million. WE's gas assets include approximately 7,900 miles of gas mains.

Q.   How did the proposed Transaction come about?

A. Discussions between Richard Abdoo, chairman, president and chief executive officer of WEC, and George Wardeberg, chairman and chief executive officer of WICOR, in July and November 1998 ultimately led to a series of meetings and discussions between the two companies. In December, 1998, the WICOR board instructed WICOR management to consider the combination with WEC. Between December 1998 and June 1999, the WEC and WICOR boards of directors (boards) met separately on combination-related topics on a number of occasions. On June 27, 1999, each of the boards met for a final review and approval of the Transaction.

Q.   Please describe why WEC is proposing this Transaction.

A. WEC believes that a combination of market forces, regulatory and legislative initiatives and technological changes has caused the utility industry to experience rapid change in recent years, and that these changes will continue for the foreseeable future. Competition is increasing, particularly in wholesale markets, but also in gas and electric retail markets. We believe that utilities that achieve significant size and scope of operations, efficient, reliable and low cost sources of energy supply and a diverse customer base, will be best positioned to compete in an increasingly deregulated and competitive energy market. Changes in the energy utility industry are bringing increased competition to various sectors of the business and are putting pressure on utilities to lower their costs. WEC believes that a combination with another financially strong utility, such as Wisconsin Gas, already operating within its service territory will enable the combined entity to, longer term, deliver energy more cheaply and efficiently and thereby remain a premier supplier of energy within its markets in an increasingly deregulated industry.

          Given this environment, we believe that the Transaction offers both WEC and WICOR the best chance to remain financially strong, viable, Wisconsin-based corporations. At the same time the Transaction offers customers the best chance to enjoy continued competitive rates and service.

Q.   What benefits can the customers expect from the Transaction?

A. From the utility consumer standpoint the Transaction offers multiple benefits. Gas utility customers will realize ongoing benefits from the Transaction. As witness James Schott explains in more detail, savings are projected to come from lower costs for purchased gas resulting from enhanced purchasing power and gas portfolio management. Much of this cost savings will be passed through to customers under the purchased gas adjustment mechanisms of Wisconsin Electric and Wisconsin Gas. Additionally, gas utility operations will be improved by coordinated use of the resources and skill sets of the two companies and adoption of best practices, which will enhance gas system reliability and result in a variety of system benefits. Gas utility customers will enjoy high quality, reliable service, delivered by a seasoned, capable work force. In the long run the synergies which the Transaction will produce will result in gas rates which are lower than they would have been on a stand-alone basis. Finally, but importantly, the Transaction will make more likely an expansion of gas supplies into the state of Wisconsin, including extension of gas service to as yet unserved retail customers sooner than would otherwise be the case. Such an expansion of gas supply has positive implications for economic growth in the State.

Q. Please describe how this Transaction is in the best interests of the public.

A. This Transaction combines two premier Wisconsin-based companies, both of which have deep roots in the state and in the communities that they serve. Both companies have long traditions of making significant contributions to regional economic development and of generously supporting educational, cultural and charitable activities. This Transaction will ensure that this tradition continues. The headquarters of the post-merger entity and the jobs will remain in Wisconsin and critical decisions affecting energy policy in Wisconsin will continue to be made in Wisconsin.

Q.   How will the employees benefit?

A. The employees will benefit by becoming part of an organization that is better equipped to compete and maintain its independence in the rapidly changing energy business. No layoffs will result from the merger. Any workforce reductions resulting from the Transaction will occur through attrition and all union contracts will be honored.

Q.   What will be the structure of the combined organization?

A. After the completion of the acquisition, WICOR will be a wholly-owned subsidiary of WEC, with Wisconsin Gas remaining a subsidiary of WICOR. Exhibit ___ (CHB-1) shows the organizational structure of the post-Transaction entity.

Q. What regulatory approvals are required in order to complete the Transaction?

A. In addition to PSCW approval, Securities and Exchange Commission (SEC) and federal antitrust approval are also required.

Q. Assuming all necessary approvals are granted, when would WEC like to complete the Transaction?

A. Given the benefits that can be achieved through the Transaction, the company would like to complete the Transaction as soon as possible. By year end 1999 would be the company's preference. With that in mind the company requests that the Commission act upon this as expeditiously as possible.

Q: Why is it important, in your view, for the Commission to act as expeditiously as possible?

A: From the customer's standpoint, the sooner that the Transaction is complete, the sooner they can begin to receive benefits derived from the Transaction, such as reduced purchased gas costs. It is particularly difficult on the employees of both companies to live with the uncertainty of not knowing whether the acquisition will occur pending a decision by this Commission. I also believe it is important to close this merger as quickly as possible since the greater the period of time between the signing of the Merger Agreement and the closing, the greater the risk that something adverse will happen, such as a hostile tender from an unfriendly and perhaps, out-of-state, potential acquiror. Finally, we are unable to obtain approval from the Securities and Exchange Commission under the 1935 Act until after this Commission has acted. -----

Q.   Does this conclude your testimony?

A.   Yes, it does.

                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN


Application of the Wisconsin Energy Corporation                      9401-YO-100
 for Approval to Acquire the Stock of WICOR Inc.                     9402-YO-101


--------------------------------------------------------------------------------
                      DIRECT TESTIMONY OF BRONSON J. HAASE
            IN SUPPORT OF APPLICATION BY WISCONSIN ENERGY CORPORATION
--------------------------------------------------------------------------------


Q.   State your name, business address and position with WICOR, Inc.

A. My name is Bronson J. Haase. My business address is 626 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. I am a Vice President of WICOR, Inc. and President and Chief Executive Officer of its three energy subsidiaries, Wisconsin Gas Company, FieldTech, Inc. and WICOR Energy Services Company.

Q.   Describe your responsibilities with WICOR.

A. As president and chief executive officer of WICOR's energy companies, I am responsible for the overall operations and performance of these companies and for the strategy and vision to enable them to succeed in the future. As a vice president of WICOR, I am responsible for coordinating the energy companies' planning, budgeting, capital requirements, and the like with WICOR's overall activities in these areas.

Q.   Describe your educational background and business experience.

A. I have a bachelor of science degree in Marketing and Finance from Marquette University. Prior to assuming my current responsibilities in December, 1998, I was employed for approximately thirty-one years by Wisconsin

     Bell/Ameritech in a variety of positions, including President and Chief Executive Officer from 1993 through 1997.

Q.   What is the purpose of your testimony?

A. My purpose is to provide information in support of the Application in this proceeding and to demonstrate the benefits to the several interested WICOR constituencies of the proposed merger of WICOR, Inc. with and into Wisconsin Energy Corporation. My testimony covers two basic topics. First, I will describe WICOR's corporate structure. Second, I will explain why WICOR's management believes the proposed merger will be beneficial for WICOR customers, employees, shareholders, and the citizens of Wisconsin.

Q.   Are you sponsoring any exhibits in this proceeding?

A. Yes, I have one exhibit, marked Exhibit ___ (BJH-1) for identification, that was prepared at my direction and under my supervision for this proceeding.

Q.   Describe Exhibit ___ (BJH-1).

A. The exhibit is a chart showing the WICOR corporate structure. It identifies the direct subsidiaries of WICOR.

Q.   Describe WICOR's corporate structure.

A. WICOR is a Wisconsin corporation and a public utility holding company as defined in Section 196.795 of the Wisconsin statutes which maintains its principal executive offices in Milwaukee, Wisconsin. WICOR is a diversified holding company with two principal business groups: energy services and pump manufacturing. WICOR is not engaged directly in any business. It is the sole shareholder of subsidiaries which engage in the energy services and pump manufacturing businesses.

Q.   Describe WICOR's energy subsidiaries.

A. WICOR has three energy services companies. Wisconsin Gas Company is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. At June 30, 1999, Wisconsin Gas distributed gas to about 525,000 customers in 524 communities in Wisconsin. Wisconsin Gas also distributes water to a growing number of subdivisions and communities in southeast Wisconsin. Wisconsin Gas is a public utility and a public service corporation subject to the jurisdiction of this Commission as to various phases of its operations, including rates, service and issuance of securities under chapters 196 and 200 of the Wisconsin statutes. None of the other subsidiaries of WICOR is a public utility or subject to this Commission's jurisdiction.

          FieldTech, Inc. is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. FieldTech was formed in 1995 and operated as a division of Wisconsin Gas until October 1, 1996, when it was incorporated as a subsidiary of WICOR. It provides metering instrumentation, services and solutions including: meter route design and optimization, meter reader training, contract meter reading, meter and automation technology selection, procurement and financing, and installation, maintenance and asset management. Presently, FieldTech has projects in Wisconsin, Pennsylvania, New Hampshire, Virginia, Massachusetts, Rhode Island, Kentucky, Minnesota and New York and currently employs approximately 200 people and manages over 1 million meters nationwide. To date FieldTech has performed over 30,000,000 contract meter reads and 500,000 AMR unit installs.

          WICOR Energy Services Company is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. WICOR Energy was formed in 1995 and is in the business of selling natural gas and related services in Wisconsin, Michigan and Illinois. Currently it has over 1800 customers, including over 1100 residential customers, over 450 small commercial customers and over 300 large commercial and industrial customers. 1998 revenues were $44 million.

Q. Does the management of WICOR believe the proposed merger with Wisconsin Energy will be beneficial for WICOR?

A. Yes. WICOR's management believes the merger will be beneficial to all of the Company's constituencies: customers, employees, shareholders, and the general public. It is a win-win transaction. Witnesses John Reed and James Schott will also discuss benefits arising from the transaction.

Q.   What are the benefits to Wisconsin Gas' utility customers?

A. The benefits for customers are lower gas rates and better service. We have stated that we estimate on the order of $35 million per year of merger-related savings beginning in the first full year after the closing. As witnesses John Reed and Jeff West describe in their testimony, it is reasonable to believe we can achieve cost savings and avoidances aggregating $35 million per year throughout the gas utility operations. Customers will see immediate and ongoing savings from coordinating gas supply and capacity management through Wisconsin Electric's and Wisconsin Gas' gas cost recovery mechanisms. Other savings will occur and be ongoing as we integrate the gas utility operations. The acquisition premium will be recovered by retention of the cost savings and avoidances achieved, so customers will not pay more for regulated gas distribution services as a result of the merger and will, in both the short term and long term, pay less. Rates will not be increased to recover the acquisition premium. Also, the Wisconsin Gas business growth initiatives will continue and expand to the benefit a broader base of customers.

          We expect customers to experience better customer service. As we integrate the two gas utilities, we will review all our key processes and improve them by adopting the better of Wisconsin Electric's or Wisconsin Gas' practice, or adopting a best practice from elsewhere. Customers will also benefit from the continuation of local management which is more sensitive to customer concerns than absentee management.

Q.   What are the benefits to WICOR employees?

A. The merger will be beneficial to WICOR employees in several ways. There will be no layoffs. All WICOR union collective bargaining agreements will be assumed and honored by Wisconsin Energy. Wisconsin Electric Power Company has more than 400 positions either vacant or currently filled by temporary employees and also experiences attrition of several hundred employees a year. Additionally, Wisconsin Gas experiences attrition of about sixty employees on an annual basis. These circumstances make it possible for Wisconsin Energy to achieve the estimated synergy savings without layoffs.

          Wisconsin Energy's pay and benefits are generally similar to those at WICOR, so WICOR employees will not suffer a reduction in pay or benefits for performing the same work after the merger.

          WICOR and Wisconsin Energy share a similar perspective on the energy utility business and a vision for its future. Although Wisconsin Gas is a sizable company by many standards, it is relatively small in the energy utility business in which it operates. With the mergers and acquisitions and the convergence of gas and electricity that John Reed describes in his testimony, it is unlikely that a small gas-only utility could remain independent very long, even in a diversified holding company such as WICOR. The likely suitors would be large out-of-state combination gas and electric holding companies. If WICOR were to be acquired by an out-of-state company, almost certainly there would be layoffs, and it is likely that jobs would move out of Wisconsin. It is usually cost-effective to consolidate call center operations, billing, cash processing and support services for several operating companies in a single operating unit, and that unit does not have to be located in Wisconsin and employ Wisconsin residents. The merger provides WICOR employees better job security than would be provided if WICOR were acquired by a corporation other than Wisconsin Energy.

          There will also be opportunities for Wisconsin Gas employees at Wisconsin Energy after the merger. Wisconsin Gas is the largest gas utility in the state of Wisconsin and is significantly larger than Wisconsin Electric - Gas Operations. Wisconsin Gas has excellent employees who have created a number of best-practice processes, have achieved high customer satisfaction ratings, and generally have made Wisconsin Gas successful. I believe Wisconsin Gas employees will have more opportunities for advancement in the larger gas utility operation than may have existed at Wisconsin Gas. In addition, the new business initiatives which Wisconsin Gas is currently undertaking, such as its water services and Power Now!, will continue and expand for a larger customer base as a result of the merger. The result will be more and new jobs for Wisconsin Gas employees. There will also be opportunities for employees on the electric side of Wisconsin Energy that would not exist at Wisconsin Gas.

          Finally, I think the substantially greater financial strength of the merged companies will be beneficial to employees. Measured by revenues, earnings or assets, the merged companies will be about four times larger than WICOR. At a smaller company, such as WICOR, it is not always possible to obtain the funding to undertake and complete projects, particularly for developing and marketing new products and services that may entail significant start-up money and market risk. While I am sure Wisconsin Energy will be prudent and responsible in its spending, nevertheless, the merger provides WICOR with access to substantially more funding than we have today.

          In summary, I believe this merger is unique in the protections and opportunities it provides for WICOR employees. It also gives WICOR access to greater funding for new projects than we would have as an independent company, and that will create new job opportunities for employees.

Q.   What are the benefits to WICOR shareholders?

A. The primary benefit of the merger to WICOR shareholders is the financial benefit. The merger generally provides that each outstanding share of WICOR common stock will be acquired by Wisconsin Energy for $31.50. That price is fixed and not subject to change. Often in mergers, the purchase price is not fixed until at or near the date the merger closes, based on the relative trading prices of the two companies' common stock, so there is some risk that the shareholders' realized value may be less than their expected value. Each WICOR shareholder will have the right to receive the purchase price in cash or shares of Wisconsin Energy common stock, subject to proration in the event the aggregate payment elections exceed either the amount of cash or the number of shares of common stock Wisconsin Energy has allocated for payment. Often in mergers, the payment medium (stock or cash) is fixed, and that may not be suitable to many shareholder's tax or stock portfolio objectives. Further, the $31.50 price includes a substantial premium relative to WICOR's historical trading price in the mid-$20 range. Therefore, WICOR shareholders will receive a fair price for their WICOR stock, which is fixed and cannot be reduced, and they will have flexibility to receive the purchase price in Wisconsin Energy common stock or cash, or a combination of stock and cash.

Q.   What are the benefits for the general public?

A. I believe the public benefits are substantial. The merger will create a large, diversified Wisconsin-based company with its headquarters in Milwaukee. The merged company will be positioned to be a major player in the evolving electric and gas business in the Midwest.

          The no-layoff policy ensures that WICOR's Wisconsin-based employees will continue to be employed and pay taxes in the state and not be a drain on the state's financial resources, such as unemployment compensation and job training services. If, instead of the proposed transaction, an out-of-state utility acquired WICOR, many utility jobs could move out of Wisconsin. In addition to call center, billing and cash processing, which I mentioned earlier, legal, tax, accounting, purchasing, information systems, and other support services could be moved out of Wisconsin. That is a common practice in business today. Look at the remittance address on bills you receive from local merchants. Chances are the address is not Wisconsin. Ask a call center representative where he or she is located when you call a local merchant's local customer service telephone number. Chances are he or she is not located in Wisconsin.

          It is also important to consider the impacts on Wisconsin civic and charitable organizations. The top executives of Wisconsin Energy and WICOR are important civic leaders in Milwaukee. Not only do they head fundraising efforts such as United Way, but they make large contributions of time and money to a broad range of charitable and civic causes. We encourage all of our employees to volunteer time to worthy causes and to contribute financially to them. For example, I currently serve as a board member for the Boys and Girls Club, Junior Achievement and the United Performing Arts Fund. For the year 2000 I will be co-chair of the Greater Milwaukee United Way campaign.

          Wisconsin Energy and WICOR make generous corporate contributions to charitable, civic and educational organizations throughout Wisconsin. The WICOR Foundation contributed over $600,000 to such organizations in 1998. These contributions include substantial amounts to United Way and other charitable organizations in the Milwaukee area, but also smaller, but important, amounts in the communities in which we do business. A contribution of $500 to a fund for an infrared camera for the volunteer fire department in a small village or town is vital to that cause. When companies are taken over by out-of-state interests, those civic and charitable endeavors inevitably suffer, both in the magnitude of the financial support from the company and its employees and in the reduction in personal volunteerism at the top and throughout the company.

Q.   Are there any other benefits from the merger?

A. Yes. There are benefits to WICOR as an organization. These benefits may not directly inure to customers, employees or shareholders, so I am discussing them separately. Wisconsin Gas Company is a gas-only public utility. There have always been more combination gas and electric utilities than gas-only or electric-only utilities in the country, but the convergence of gas and electric power that is occurring today is making the gas-only utility a vanishing breed.

          From my view as President and Chief Executive Officer, the merged companies will better position Wisconsin Energy to remain independent and play a leading role in the Midwest energy markets. Larger scope and scale creates other benefits, such as increased bargaining power with suppliers, particularly the interstate pipelines and gas merchants. As compared to Wisconsin Gas' utility operations, the larger scope and scale of the merged companies should enable us to negotiate more favorable capacity and storage prices and terms and conditions of those services than we would be able to do as separate smaller companies. The lack of natural gas storage in Wisconsin and the dominance of a single interstate gas pipeline serving eastern Wisconsin will continue to hamper our ability to be the absolute lowest cost provider in the region, but the increased size of the merged companies will enable us to bargain on a more equal footing with the large pipelines for capacity. We should also have more bargaining power for the purchase of other goods and services, including deregulated natural gas supplies. In summary, the larger scope and scale of the merged companies should enable us to provide outstanding customer service at rates that are among the lowest in the region.

Q.   What conclusions do you draw from your testimony?

A. The proposed merger offers WICOR customers, employees, shareholders, and the general public substantial benefits that are unique to this transaction and which would not be available if WICOR were to remain independent or merge with another utility holding company.

                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN


Application of Wisconsin Energy Corporation for                      9401-YO-100
Approval to Acquire the Stock of WICOR, Inc.                         9402-YO-101


--------------------------------------------------------------------------------
                       DIRECT TESTIMONY OF JAMES F. SCHOTT
            IN SUPPORT OF APPLICATION BY WISCONSIN ENERGY CORPORATION
--------------------------------------------------------------------------------


Q:   Please state your name and business address.

A: My name is James F. Schott and my business address is 626 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Q:   Please state your employer and your title.

A:   I am currently employed by Wisconsin Gas Company as Senior Vice President.

Q:   What are your responsibilities in that position?

A:   I am responsible for the regulated operations of Wisconsin Gas Company
     (WGC), including the profitability of those operations. The regulated operations include customer service, gas supply, sales, construction, repair, meter shop, and similar functions.

Q:   What is your educational and professional background?

A: I have a Bachelor of Science degree in Business Administration from Georgetown University and a Masters in Business Administration from University of Wisconsin- Milwaukee. Prior to my employment with WGC, I was employed with Arthur Andersen & Co. in the Chicago and Milwaukee offices where I specialized in utility taxation and mergers and acquisitions. I have been employed with WGC since 1990 in various positions in the Finance area until I assumed my current duties April 1, 1998.

Q:   Please discuss the purpose of your testimony.

A: The purpose of my testimony is to identify those areas of operations that potentially will be improved, either through improved customer service, lower costs or both as a result of the merger between Wisconsin Energy Corporation (WEC) and WICOR, Inc. (WICOR). However, since the details of the integration of the operations of the companies has yet been worked out, the specific costs savings which will result from the operational benefits I will discuss have not been identified at this time.

Q: Please briefly describe the high pressure underground systems of Wisconsin Electric Gas Operations (WEGO) and WGC.

A: WEGO's high pressure underground system consists primarily of a 500 psi system that runs from near the Village of Rochester in Racine County to Watertown in Jefferson County and a 300 psi system that runs through the western suburbs of Milwaukee down to the Illinois-Wisconsin state line in Kenosha County. WGC's 175 psi system generally extends east from three gate stations on the ANR pipeline system, which runs North/South near 178th Street. The 175 psi system then feeds a 100 psi system serving the east half of Milwaukee County. WGC also owns the Eagle lateral from Mukwanago to 178th Street and Cleveland Avenue in New Berlin. WGC and WEGO jointly own the Eagle lateral from the Northern Natural Gas Pipeline (Northern) Town of Eagle gate to Mukwanago. This pipeline currently operates at 375 psi. Exhibit _____ , (JFS-1) is a map of the high pressure systems for both companies in Southeast Wisconsin.

          WEGO and WGC also operate high pressure systems in the Appleton/Little Chute area and in the Prairie du Chien and Mount Hope areas. Exhibit _____, (JFS-2) contains maps of these two systems.

Q: What are some of the ways these systems could be integrated if they were under joint ownership and what are some of the benefits of such integration?

A: One potential interconnect we have identified is between WGC's Eagle pipeline and WEGO's 300 psi high pressure system in New Berlin. These two pipes lie in virtually the same right of way and the cost of interconnecting would be minimal. This interconnect would serve to provide gas from Eagle, which currently comes from Northern Natural Gas' system, to WEGO's service territory south of Milwaukee, enhancing reliability and creating competition to ANR for this load. Gas from the proposed Guardian Pipeline could also flow into WEGO's system at this location.

          A second interconnect could link WGC's 100 psi system on the south side of Milwaukee to WEGO's 300 psi system which runs along Howard Avenue. By supplying additional gas at higher pressure in this area, WGC's reliability in the City of Milwaukee would increase, resulting in fewer interruptions for customers. This interconnect would also provide WGC with a direct access to Natural Gas Pipeline Company of America (NGPL) gas in the summer and to WEGO's Oak Creek LNG peaking facility in the winter. Finally, an interconnect would improve the possibility of delivering higher pressure gas to facilities in the City of Milwaukee, such as the Milwaukee Metropolitan Sewerage District. In short, such interconnects would provide expanded, more reliable and improved service for customers of both companies.

          These interconnects would also provide WEGO, WGC, gas transporters and marketers with more choices for upstream capacity and supply, especially during off peak times. Such choices would create competition that could lower the upstream transportation, gas supply, and related storage and balancing costs for transporters and marketers.

          Additional interconnects throughout the two systems would likewise increase the reliability and flexibility of the systems in other areas of the State. Possibilities include an interconnect between WGC's high pressure system in Little Chute and WEGO's Appleton system, an interconnect from WGC's system in the Town of Lisbon to WEGO's system in the Town of Merton and an interconnect from WGC's Capitol Drive gate to WEGO's distribution system in Brookfield. As the integration of the two companies proceeds following the merger, other distribution system benefits will be identified and implemented.

Q: Please discuss how the merger will result in increased customer service response.

A: In relatively densely populated service territories, such as in Southeast Wisconsin, the opportunities for improving service response times are limited. One or two calls over and above the normal workload in Southeast Wisconsin, either in WEGO's or WGC's territory, will not pose a problem simply because of the large number of employees required for normal work who are available to respond. Thus, the work associated with extra calls is easily absorbed with little or no problems. However, in those parts of the companies' service territories which are less densely populated and the number of local employees required for routine operations is therefore less, one or two calls over and above the normal workload may tax the available local workforce. If the work force of the two companies is combined in neighboring, but thinly populated, service territories, then one or two additional calls will not tax the larger combined work group as much as the smaller stand-alone work groups. Therefore, response times in the Appleton/Little Chute and Prairie du Chien/Mt. Hope areas should improve. WEGO recently began providing gas service to Vilas County. The next nearest service territory WEGO has is in the Appleton area. While still somewhat distant, WGC has a significant presence in Wisconsin Rapids, Marshfield and Clintonville, all of which have a shorter travel time. A combined company would be able to provide service to that area. Finally, WGC provides gas service in the Niagara area, while Wisconsin Electric provides electric service. The Niagara area is fairly distant from the nearest WGC office in Clintonville. The use of Wisconsin Electric facilities and personnel in the Niagara area has the potential for improving service in this area as well.

          Although rare, widespread gas outages are very labor intensive, given the requirement to individually shut off and then relight all gas services in the affected area. WGC experienced an outage in the Monroe area earlier this year. WGC was able to handle this incident quickly and with its own crews. A more widespread outage would have required more crews than WGC could have put into the field. A combined company would be able to respond more quickly to a significantly larger outage. The merger would, therefore, improve response and shorten recovery times in the event of a widespread outage. It is true that, as with electric operations, gas operations have mutual help arrangements in which utilities assist each other in such circumstances. However, due to different work rules between companies, different communication networks, etc., it is more difficult to coordinate outside support. A combined WGC and WEGO operation would be more effective in a large scale outage.

          In Southeast Wisconsin, the proximity of service territories and the historical similarity in the names of the gas operations of the two companies has generated confusion on the part of the customer as to which company to call. A combination of the two operations would avoid this confusion in the future.

          The lengthy territorial border in southeast Wisconsin also provides the opportunity to improve response times. For example, if WEGO has a crew operating on the border between WEGO's and WGC's systems and a leak occurs nearby in the WGC system, the WEGO crew may be the closest crew of either company to respond to that leak, thereby potentially reducing the response time.

          Some form of integration of the dispatching operations would be required before these savings are obtainable, however.

Q: What impact might the merger have on providing new utility products or services to customers of the individual utilities?

A: Development of new products and services is costly. A successful launch of new products and services requires a significant investment in marketing, including market research, product development, focus groups, marketing materials, advertisements, etc. In addition, development costs such as employee training and systems development can also be expensive. If these costs are associated with the utility operations and can be recovered over a larger potential base of customers, additional utility related products or services are possible. A few examples are existing conservation and weatherization programs, deregulation pilots such as the WGC's West Bend pilot, and future programs, such as e-commerce and various hedging programs for customers. By amortizing development costs of these items over a larger customer base, these programs would be less expensive on a per customer basis. In addition, these new products or services would also be available to a larger customer base than if they had been developed by either WGC or WEGO alone.

Q: Will the combination of the two companies result in greater potential for expanding gas service into those areas of the state not already served by natural gas?

A: Yes. Gas service is generally extended to those areas in which the marginal revenue exceeds the marginal cost of providing service, evaluated over the life of the assets required to serve the new area. To the extent the marginal costs can be reduced by leveraging the combined purchases of both companies, certain territories that are marginally uneconomic might become economic. In addition, while projects may be economic over the life of the assets, they do not contribute sufficient revenues in the early years to cover the increased costs. This shortfall under current ratemaking is spread over all customers. To the extent these costs can be spread over a wider base, the impact of expansion projects is reduced.

Q: In what other ways will the merger benefit the operations of the two companies?

A: Historically, the two individual companies have chosen to outsource certain functions for various reasons. A prime reason may have been that that function was not one that the company could develop an expertise in simply because the amount of work for the given number of customers could not justify the investment in that expertise. The combined company will review those functions to determine if it is feasible to bring that work back in-house. This would provide the benefit to the public of the local utility having the expertise in-house to perform these functions. This will also create opportunities, often of a highly technical nature, for our employees, giving them additional skills and personal growth opportunities. Some examples of these opportunities follow.

          In the construction area, WEGO has outsourced most tapping work, while WGC has kept that work in-house. On the other hand, WGC has outsourced most service installations, while WEGO continues to do that internally. Directional boring, field welding and radiography have all been outsourced to a greater or lesser extent at both companies. We will review all of these areas to determine whether it is more cost effective, results in higher levels of customer service, and better quality assurance to do more of this work with our own employees.

          Another technical skill that neither company has developed fully in-house is risk management. This area of expertise is becoming ever more critical in the gas industry and both companies have had to rely to a certain extent on outside expertise. For 900,000-plus gas customers, and the growing importance of risk management in the electric industry, developing this expertise in-house may be the most effective way to reduce costs and avoid price spikes for our customers.

          Just as the employee skills may become more technical in a larger organization, the company will be able to make capital investments in specialized equipment if the increased volume of work justifies the expenditure. Such specialized equipment includes vacuum excavators, specialized back hoe and trenching equipment, and boring equipment. By having this specialized equipment and the employee skill sets to operate this equipment in-house, we can perform the work internally, resulting in better and more responsive customer service at lower costs.

          For those areas which will still be outsourced, the higher volume resulting from the combination of the two companies will give us better leverage in negotiating outsourcing agreements.

Q:   Please discuss the impact the merger would have on Guardian Pipeline.

A: Guardian Pipeline would bring significant competition to ANR Pipeline in Southeastern Wisconsin. In addition, Guardian Pipeline would bring additional capacity into the state at this critical time when more electric generation will be fired by natural gas than at any time in the past. WGC signed a ten year contract for 650,000 dth/day of transportation on Guardian. This represented virtually all of WGC's peak day firm gas supply demand for southeast Wisconsin. This was a major commitment on the part of WGC, but a commitment WGC management believed was necessary in order to ensure that Guardian would be built. A contract this large, however, precludes WGC from contracting with ANR over the life of the Guardian contract for any significant gas transportation needs in Southeast Wisconsin. A combined company, however, would have its Southeast Wisconsin gas supply transportation needs met primarily by a balance between ANR and Guardian.

          WICOR's investment in Guardian Pipeline was motivated by a desire to have a say in the operations of Guardian. This control is most important during the pre-construction and construction phases to ensure that the concerns of Wisconsin landowners and government officials are addressed appropriately. As an equal one-third member of the Guardian Partnership, WICOR will also have a significant influence on the operation and growth of Guardian Pipeline. This will provide a level of local control over the energy delivery infrastructure into the state. The acquisition of WICOR by Wisconsin Energy, rather than by an out of state energy company, serves to retain that local control over Wisconsin's energy delivery infrastructure.

Q: Please describe the savings expected from gas supply and transportation services.

A: Given the great volume of such services required by a combined company, several areas of potential savings can be initially identified. As discussed above, with a larger customer base, the combined companies can afford to invest in employee skills that could not have been justified for a smaller volumetric base. Developing skills in the acquisition of natural gas supplies becomes more economical, i.e., identifying and monitoring market drivers for natural gas such as weather, drilling activity, etc., where the cost of such monitoring could not be justified for less than the 900,000 customers the combined company will have. Monitoring specific basins such as offshore Louisiana, Mid-Continent, western Canada, etc., to determine the proper sourcing of gas will become more economical as well.

          The major interconnects discussed above will create more competition among the pipelines serving southeast Wisconsin. This greater competition will obviously have a positive impact on the cost and the quality of the gas transportation services into the combined companies' systems.

Q:   What is the total budget for cost of gas for the two companies for 1999?

A: The budgeted cost of gas for WGC is $266.7 million and $208.9 million for WEGO for a total 1999 Budget cost of gas of $475.6 million.

Q: What are the components of cost of gas that might generate savings from the merged companies?

A: The cost of gas is made up of three basic components, commodity, transportation and deliverability. With the increasing use of hubs and hub services in the natural gas industry, the traditional distinction between these three components is blurring. However, for purposes of discussing where savings potential exists, these three components provide a reasonable structure.

          The commodity portion of the cost of gas is the cost of gas when it leaves the well, whether the well is in the Gulf of Mexico, Alberta or elsewhere. Both companies are of a size that they have already captured any volume discount that would be available on the commodity. Few, if any, additional volume discounts would be available for simply having more volume. However as discussed above, the combined companies would be able to invest resources to identify buying opportunities in the commodity business which should lead to savings.

          Cost of gas also includes transporting the gas from various sources to the respective company's city gates. This service is for the most part regulated by the Federal Energy Regulatory Commission (FERC). The FERC is, however, moving toward lighter handed regulation. Those transportation users who do not have access to competitive transportation services may suffer as a result. If access to such competition can only be obtained by a significant financial commitment, a larger, combined company would obviously be able to make that commitment easier than two stand-alone entities. Having access to competition has benefits today, but will become even more critical as the FERC moves more toward market based rates.

          Costs incurred to met deliverability requirements are also included in cost of gas. Such costs of deliverability include various storage reservation costs, carrying costs, no-notice services, and the costs of operating and maintaining peak shaving equipment, such as LNG and LPG facilities. These costs are minimized by managing this portfolio of services and sculpting the services to meet the specific needs of the combined companies. Economies of scale definitely exist for these specific services such that a combined company should certainly be able to reduce these costs over time. Unfortunately, contracts for these services or the life of the assets used to provide these services have long lives. Savings from these can only be achieved as contracts are renewed and/or terminated or assets can be expanded and/or abandoned.

Q:   Can the potential savings from cost of gas be identified at this time?

A: Neither company, for obvious reasons, has reviewed in detail the various costs and contracts the other company has in place for each of these components. Therefore, an estimate of the potential savings cannot be made with specificity.

Q: Describe the kind of savings that can be attributed to purchasing of items other than natural gas.

A: The company can expect to obtain larger discounts from suppliers for certain products. This will be especially true for products which are currently used by the operations of each company, but are shipped separately. Savings from suppliers will result from shipping to fewer locations, fewer invoices, and purchasing in larger volumes. The larger volume of construction projects would also tend to reduce contractor costs given the increase in scheduling flexibility that comes from greater volume.

Q: What will be the companies' primary objectives in integrating the operations of the two companies?

A: The primary objective will be to focus on those areas that maintain or enhance customer service. If we do not achieve high levels of customer service during this transition, the merger will have failed, no matter what the cost savings. Customer satisfaction will be paramount. A second objective will be to identify those areas in which we can achieve maximum efficiency improvements through the combination of operations.

Q: How will areas for efficiency improvements in the operations area and in the support processes be identified?

A: A key focus will be on those areas where the costs are driven not by the volume of work, but are basically fixed, regardless of the volume. A good example of this is in the payroll area. The programming cost of the payroll system is, to a certain extent, fixed. These costs are primarily external and relate to the payroll processing company. Cost savings can be obtained by the combined companies to the extent the payroll can be processed by one system vs. two systems. On the other hand, clerical employees in the payroll area deal with employees. The amount of work for the payroll clerks is dependent on the number of employees. As a consequence, savings from the clerical staff in payroll will only occur to the extent attrition leads to reduction in the overall payroll itself.

Q: You have discussed a number of benefits that will accrue to the customers of the two companies as a result of the proposed merger between WICOR and Wisconsin Energy. Will a legal merger of the operations of Wisconsin Gas with the gas operations of Wisconsin Electric be required to obtain these benefits?

A: Not necessarily. Virtually all of these benefits can be obtained without the legal merger of WEGO with WGC. What is required is a common goal of obtaining these benefits as quickly and efficiently as possible. By means of cost allocations, these benefits can be realized by the individual stand-alone operations and the costs or the savings associated with these benefits allocated accordingly. Allocations of this type are very common in the utility industry, such as with combination companies or companies with multiple subsidiaries and shared costs.

Q: Then are there any incremental benefits from legally merging the gas operations?

A: Yes. While allocations are possible, there are transaction costs associated with allocations. One simple and very real example would be when an interconnect is constructed between the two companies. If the two companies have not merged their operations for regulatory purposes, in order to determine proper cost allocations, a metering station would need to be constructed at the interconnect to determine the amount of gas going between the two companies. In a second example, one company may be transporting gas for the other through its system. A rate would have to be established for that type of transportation service. Where employees are being shared across the companies, the time reporting requirements are more extensive when the operations have not been merged. Legally merging WEGO and WGC, along with a merged rate structure, would avoid most, if not all, of these transaction costs.

Q.   Would you summarize your testimony?

A. For the reasons I have given, and for the reasons given in the testimony of other witnesses in support of the Application, the merger of Wisconsin Energy Corporation and WICOR will yield important system benefits for gas customers as well as significant synergy savings. I believe that virtually all of the system benefits and much of the synergy savings can be achieved without legal merger of Wisconsin Gas and Wisconsin Electric's gas operations.

Q.   Does this conclude your testimony?

A.   Yes, it does.

[Quarles & Brady Letterhead]



                                        October 21, 1999


Ms. Lynda Dorr
Secretary to the Commission
Public Service Commission of Wisconsin
610 N. Whitney Way
P.O. Box 7854
Madison WI  53707-7854

     Re: Application of Wisconsin Energy Corporation for Approval to Acquire the Stock of WICOR, Inc.
          Docket Nos. 9401-YO-100 and 9402-YO-101

Dear Ms. Dorr:

          Enclosed are 20 copies of the testimony and exhibits of Jeffrey West (five exhibits) and John Reed (three exhibits). In addition, we are filing 20 copies of the written statements of Julie Penman and Timothy Sheehy supporting the Application. Ms. Penman and Mr. Sheehy will make themselves available, if necessary, at the hearing commencing November 17, 1999, to respond to any questions.

          Also enclosed are 20 copies each of the two maps which are exhibits to Mr. Schott's previously filed testimony but which were not filed with the testimony because they were still in the process of being prepared.

          We are transmitting today by overnight mail copies of all of the enclosures to the parties whose names appear on the September 10, 1999 Service List and to the following additional parties who appeared at the prehearing conference but whose names do not appear on the Service List: (a) Michael May representing the Municipal Electric Utilities of Wisconsin; (b) Mary Wright representing the Citizens Utility Board; (c) Linda M. Clifford representing Wisconsin Industrial Energy Group; and (d) Bradley D. Jackson representing Wisconsin Public Service Corporation.

          The Commission Staff, at the September 8, 1999 prehearing conference, identified, as issues, mechanisms for the measurement of synergy savings and the mechanics of reflecting such savings in future rate cases. It was applicants' view that, because such issues relate to implementation rather than directly to merger approval or the acquisition premium, they should be dealt with outside this proceeding. However, these issues were identified as issues for this proceeding. Because of this and because of the Staff's concern, applicant requests the opportunity to present its suggestions on these issues in a subsequent filing made on or before September 24.

                                        Very truly yours,

                                        QUARLES & BRADY LLP



                                        /s/ Larry J. Martin
                                        ----------------------------------------
                                        Larry J. Martin

encl.
cc:  Service List

                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN


Application of the Wisconsin Energy Corporation                      9401-YO-100
for Approval to Acquire the Stock of WICOR Inc.                      9402-YO-101


--------------------------------------------------------------------------------
                        DIRECT TESTIMONY OF JOHN J. REED
            IN SUPPORT OF APPLICATION BY WISCONSIN ENERGY CORPORATION
--------------------------------------------------------------------------------


Q.   Please state your name, affiliation, and business address.

A. My name is John J. Reed. I am the Executive Managing Director in charge of the Management Consulting practice of Navigant Consulting Inc. ("NCI"), 200 Wheeler Road, Burlington, Massachusetts 01803.

Q.   On whose behalf are you submitting this direct testimony?

A. I am submitting this testimony on behalf of Wisconsin Energy Corporation ("WEC") and WICOR, Inc. ("WICOR") (collectively the "Companies").

Q. Please describe the nature of the services provided by NCI and the Management Consulting practice.

A. The Management Consulting practice of NCI provides services to utilities, energy producers, major energy consumers, project developers, and governmental authorities throughout the United States, Canada, Australia, and New Zealand. Our staff of approximately 550 people provides a wide array of consulting services, including financial services (which includes merger, acquisition and divestiture engagements), technical services (which includes engineering, design, and IT engagements), and management and operation services (which includes energy delivery, customer care, organizational and market analysis engagements).

Q.   Please describe your professional experience.

A. I have served as an executive and manager with other consulting firms and as Corporate Economist for Southern California Gas Company. I have provided expert testimony on rate and regulatory matters in more than 100 cases before the Federal Energy Regulatory Commission, the National Energy Board of Canada, more than 15 state utility regulatory agencies, and various state courts in civil proceedings. I have advised numerous clients, both domestically and internationally, on all facets of asset acquisition and divestiture transactions. A summary of my professional experience and educational background is attached as Exhibit ___ (JJR-1).

Q.   What is the purpose of your testimony?

A. The purpose of my testimony is to address the reasonableness of WEC's proposed acquisition of WICOR. Specifically, I will address four major issues: (1) the recent industry trends which have fostered consolidation among energy companies; (2) an overview of the general strategic and operational motivations of why companies are increasingly consolidating;
     (3) the expected benefits to the Companies' customers as a result of the proposed transaction; and (4) the reasonableness of the proposed recovery of the acquisition adjustment.

Overview of the Transaction

Q.   Please briefly describe the transaction.

A. On June 27, 1999, WEC and WICOR signed a merger agreement ("Merger Agreement") pursuant to which WEC would acquire 100% of the outstanding common stock of WICOR. After the transaction is consummated, WEC will be the surviving entity and WICOR will become a wholly-owned subsidiary of WEC, with WICOR's existing subsidiaries, including Wisconsin Gas ("WGC"), remaining as subsidiaries of WICOR. The total equity value of the transaction is approximately $1.275 billion. In addition, WEC will assume approximately $230 million of WICOR debt. When completed, the proposed transaction will create a Wisconsin-based company with a combined asset base of approximately $7.3 billion. WEC has stated that it intends to maintain its headquarters in Milwaukee and that no workforce reductions will result from the merger.


Industry Trends Fostering Consolidation

Q.   What is the status of utility deregulation in the United States?

A. Deregulation of both the electric and natural gas industries has continued to accelerate over the past few years. The electric power industry is moving from a highly regulated business to one in which the generation and wholesale power markets are strongly competitive. In the last several years, the number of states that have moved towards retail competition has also increased dramatically. At this time, all fifty states and the

     District of Columbia have addressed reforms to retail electric service.1 Currently, twenty-two states have adopted retail electric competition:
     Arizona, Arkansas, California, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Montana, Nevada, New Hampshire, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, Texas, and Virginia. Vermont has also endorsed retail electric competition, but requires that legislation be passed in order to implement electric restructuring. Wisconsin, however, has shifted away from electric restructuring in the past few years, focusing instead on issues of reliability.

          Natural gas restructuring is also progressing in a large number of states. Statewide unbundling initiatives exist in eleven states:
     California, Colorado, Georgia, Maryland, Massachusetts, New Jersey New Mexico, New York, Ohio, Pennsylvania and West Virginia.2 Finally, pilot programs and partial unbundling have taken place in the District of Columbia and ten states: Delaware, Illinois, Indiana, Michigan, Montana, Nebraska, South Dakota, Virginia, Wisconsin and West Virginia.

Q.   What is the impact of deregulation on the regulated utility?

A. Initially, as regulatory protections are lifted and additional providers enter the market, the regulated utilities experience downward pressure on prices and earnings. This shift occurred in the wholesale natural gas markets following the Federal Energy Regulatory Commission's ("FERC") Order

---------------

1 Edison Electric Institute, August 1999, Competition/Regulation "States Activity on Electric Utility Restructuring/Retail Competition", page 1.

2 U.S. Energy Information Administration, Status of Natural Gas Residential Choice Programs by State, July 1999.

     No. 636 and truly began in the electric industry with the issuance of Order Nos. 888 and 889.

Q.   How have regulated utilities responded to changes in the industry?

A. One obvious response has been for utility companies to focus on increasing the scale of their operations. We are in agreement with industry executives and other experts that the scale of operations required to survive and prosper in the deregulated environment is greater than the scale at which utilities have operated prior to deregulation. Consolidation has been the means by which many utilities have reached a reasonable scale to compete in the deregulated environment. There is evidence of many forms of consolidation including the consolidation of two or more electric companies, consolidation of gas companies, and the consolidation of electric and gas companies.

Q.   In other words, bigger is better?

A. Yes, to the extent that increased size makes it possible to reap significant economies of scale and scope, as well as achieve other synergies that increase a company's ability to compete. While it is possible for smaller stand-alone companies to achieve economies internally, the technical and economic characteristics of the industry are such that the benefits which result from size are especially important.

Q. How do your observations about recent industry trends apply to WEC and WICOR?

A. One obvious implication is that gas operations which are WICOR's size or smaller are potential targets for other energy companies seeking to increase their size. Most recently, this trend has been seen in New England, where several smaller companies have been consolidated over the past two years. For example, in Massachusetts, NiSource recently acquired Bay State Gas Company ("Bay State"), Eastern Enterprises recently acquired three smaller gas utilities - Colonial Gas Company, Essex Gas Company and Energy North, and BEC Energy, parent company of Boston Edison, recently acquired COM/Energy, parent company of Commonwealth Gas Company ("COM/Gas"). In the NiSource/Bay State transaction, NiSource benefitted by increasing the size of its gas distribution business, as well as by establishing itself in the New England market. Eastern Enterprises indicated that the motivation for its recent acquisitions was to achieve economies of scale which will better position the company to offer reliable supplies at a lower price. Eastern Enterprises indicated that absent the mergers, such benefits could not be realized for customers. BEC Energy indicated that the acquisition of COM/Energy (and COM/Gas) improved its competitive and strategic positioning by providing a broader and more diversified customer base to compete in the deregulated environment since BEC Energy did not previously provide any natural gas distribution services. In addition, the merger will allow the companies to realize cost savings through the integration of corporate functions and programs, as well as through the realization of other operating synergies.

          In Connecticut, all three natural gas LDCs were recently acquired. Energy East recently acquired Southern Connecticut Gas Company ("CNE") and Connecticut Natural Gas Company ("CTG"), while Northeast Utilities acquired Yankee Gas Company. Energy East stated that the consolidation of CNE and CTG has increased the company's competitive position by expanding the scale of the company's operations and the size of its customer base. This will allow CNE and CTG to become lower-cost suppliers of energy and related services. Similarly, NU stated that the purchase of Yankee Gas will help the combined company maintain competitive natural gas and electric rates for its customers. In addition, the proposed merger was cited as providing Yankee's customers with reduced transaction costs, the ease of receiving service from one electricity and gas supplier, and thus realizing cost savings over the longer term.

          The trend in the northeast clearly indicates that economies of scale are critical to competing in the deregulated environment. It is likely that this trend will continue throughout the country, as larger companies continue to seek opportunities to reduce overall operating costs through increased economies of scale in order to compete on a regional or national scale.


Strategic Motivations for Industry Consolidation

Q.   What are the strategic motivations for industry consolidation?

A. While the strategic motivations of any given transaction depend on the nature and specific circumstances of the companies involved, a fundamental strategic motivation for utility consolidation is to provide increased benefits to customers and shareholders by achieving operating savings. Consolidations provide opportunities to extract certain operating synergies through the combination of corporate programs, redundant administrative functions, deferred or avoided capital expenses, and enhanced purchasing economies. In essence, the unit cost of production may be lowered by reducing some operating expenses and spreading the remaining costs over a broader base of assets and customers.

Q. What types of operating savings can be achieved as a result of a consolidation?

A. Consolidations among investor-owned utilities produce two general types of savings which would not occur absent the merger: direct savings and indirect savings. Direct savings refer to the cost savings experienced as a result of the elimination of duplicative corporate, administrative, and operating programs as well as from the economies of scale generated by spreading fixed costs over a greater activity base as the business grows. Absent the merger, these cost savings could not be realized by either of the companies, operating independently. Direct savings are generally estimated by quantifying the cost reductions associated with the consolidation of redundant corporate and operational expenses. In general, the costs to achieve these savings are low relative to the total potential savings. Examples of direct savings include cost reductions associated with the procurement of outside services (e.g. corporate auditing, and legal), as well as cost reductions associated with the consolidation of corporate and administrative functions such as legal and human resources.

          Indirect savings result from the ability to avoid previously planned investments by sharing resources across the merged entity. These savings are typically associated with the integration of information and telecommunications systems and other technological resources. In addition, indirect savings can result from the restructuring of business processes across the merged company to capitalize on operational synergies and to increase productivity. The extent to which such integration will take place, however, often is not known until after the transaction is complete and the companies begin to work together on a daily basis. In addition, unlike the direct savings, there are typically significant costs associated with the consolidation of information and telecommunications systems as well as costs associated with reengineering the business processes of a company to achieve long term savings. For example, integrating information systems should streamline certain business processes between companies, but there can be substantial up-front costs to combine two separate systems into one system, or to convert one of the independent companies' data into the other company's, more efficient, system. With respect to the proposed transaction, it is not yet clear whether there will be significant indirect savings. The extent to which such savings may be realized will be a function of long-term integration initiatives that, by their nature, tend to be less certain than direct cost savings. Given the uncertain nature of integration initiatives and the extent of data available at this time, my assessment of the Companies' indirect savings estimates will be largely qualitative in nature.


BENEFITS OF WEC/WICOR CONSOLIDATION

Q.   What are the expected benefits from the proposed consolidation?

A. The consolidation of WEC and WICOR will result in numerous strategic and financial benefits for the new company's customers, employees, shareholders, and the communities in which the combined company will operate. With respect to operating synergies, the proposed transaction likely will result in direct and indirect operating cost savings that would not otherwise be achievable absent the merger. In fact, the Companies believe that after the first full year of operations the transaction will create $35 million of annual merger-related operating savings that would not be available absent the transaction. The Companies have stated that this $35 million estimate is based on amounts estimated by management without the benefit of a definitive synergies study.

          In addition to operating savings, the Companies also expect the consolidation to produce system benefits through gas cost savings, improvements in service quality and reliability, an expanded and more diverse employee base and enhanced financial strength. Along with the operating savings, each of these benefits is described in detail below as well.

Q. Has NCI performed an independent assessment of the potential operating synergies?

A. No. However, NCI has generally evaluated the potential sources of savings within each of the Companies, and believes that, at a minimum, there are two general categories from which savings may be derived: eliminating duplication of corporate and administrative programs and achieving purchasing economies. Within the corporate and administrative programs, there are several areas where consolidation of operations or contracted services can produce savings. These include the following areas:

          o Insurance - Utilities require insurance for property, excess liability and directors and officers' liability. A combined company will have a reduced risk profile because of its broader and more diverse asset base which should translate into lower rates.

          o Shareholder services - The combination of the companies will reduce the total cost of processing transactions, eliminate the need for two annual shareholder meetings, and eliminate duplicative communications that are sent to investors of both WEC and WICOR.

          o Professional services - Savings in this category typically result from the combination of audit fees, legal fees and general consulting services.

          o Credit facilities - The merged entity should be able to consolidate credit facilities at a lower cost due to its increased size.

          o Advertising - The merger will allow the companies to shed the costs of duplicative fixed production, studio and distribution expenses associated with advertising for two independent companies.

          o Public relations - Similar to advertising, the fixed production and distribution expenses can be consolidated.

          o Association dues - The merged entity will be able to eliminate duplicative association memberships.

Q.   How can cost savings be achieved through purchasing economies?

A. In addition to corporate and administrative programs, cost savings can also be achieved through purchasing economies. These savings are typically associated with procurement, inventories, and contract services, as described below.

          o Procurement - Centralized purchasing and inventory functions related to the construction and operation and maintenance of equipment, utility plant and facilities can result in significant savings. In addition, the larger combined company will likely be able to exercise purchasing leverage with vendors which can further decrease costs.

          o Inventory - Existing inventories of the combined Companies can be reduced to maximize the efficient scale of the inventory level for the combined entity.

          o Contract services - Similar to consolidating materials and supplies purchasing volumes, the combined company will be able to gain economies of scale from the consolidation of work activities across the two companies. In addition, procurement costs associated with contracting outside services, such as construction, can potentially be reduced by the companies' increased leverage in negotiating contracts.

Q. Do the Companies anticipate any labor-related cost savings associated with the consolidation?

A. Yes. As stated in the testimony of Witness Haase, the Companies have indicated that there will be no layoffs as a result of the merger. However, Witness Haase has stated in his testimony that WEC currently has more than 400 positions which are either vacant or filled by temporary employees. In addition, WEC experiences attrition of several hundred employees per year, while WGC experiences attrition of approximately 60 employees per year. Due to operating synergies achieved from eliminating redundant corporate and administrative programs, it is likely that it will be unnecessary for the combined company to replace employees lost due to attrition and, as such, presents an opportunity for meaningful labor cost savings without layoffs.

Q. Are the areas in which the Companies can potentially achieve operating savings consistent with the areas identified in recent consolidations?

A. Yes. Exhibit ___ (JJR-2) provides a list of recent consolidations in which operating savings have been identified and the areas from which the proposed savings are intended to be derived. As shown on Exhibit ___ (JJR-2), operating savings generally are estimated to be derived from labor-related reductions, corporate and administrative programs, purchasing and inventory economies, facilities reductions, and fuel procurement savings. As noted earlier in my testimony, the areas from which WEC and WICOR are likely to derive savings are the same areas anticipated in similar transactions.

          Exhibit ___ (JJR-2) also presents the non-fuel and fuel related operation and maintenance expense ("O&M") savings as a percentage of the total consolidated non-fuel and fuel related O&M expenses. As illustrated in Exhibit ___ (JJR-2), the non-fuel related savings as a percentage of consolidated non-fuel related O&M expense have ranged from between 2.8% and 16.3%. Additionally, the fuel-related savings as a percentage of consolidated fuel-related O&M expense have ranged from between 0.56% and 1.36%.

Q. Although the Companies have not performed any specific synergies studies, what level of operating savings is it reasonable to assume that the Companies can achieve?

A. The Companies' total combined 1998 non-fuel related O&M expenses is approximately $840 million. Applying the average annual non-fuel related merger savings percentage illustrated in Exhibit ___ (JJR-2) of approximately 9.7% to the Companies' consolidated non-fuel O&M expenses yields an estimated annual savings level of approximately $81.1 million. In addition, as noted in the testimony of Witness Schott, the Companies expect to achieve savings derived from lower cost gas supplies from enhanced purchasing power and gas supply portfolio management. The Companies' total consolidated 1998 gas supply expenses were $471 million. Applying the percentage of annual average fuel- related savings of 0.96%, shown in Exhibit ___ (JJR-2), yields an estimated annual savings level of approximately $4.5 million for the Companies.

          Therefore, although the Companies have not performed definitive savings estimates, the Companies' estimate of $35 million in annual operating savings appears to be reasonably attainable based on the level of savings announced in similar recent consolidations. The actual level of savings attained as a result of the Companies' consolidation hinges on management's ability to effectively develop and execute the necessary integration plans.

Q. Please explain in more detail the benefits that gas utility customers will receive.

A. As described in Witness Baker's testimony, gas utility customers should benefit from the transaction through reductions in gas costs and through increased service quality and reliability. In general, the combined purchasing power of the consolidated entity and the combined gas supply portfolio management is expected to result in lower cost gas supplies. As Witness Baker indicates in his testimony, "much of this cost savings will be passed through to customers under the purchased gas adjustment mechanisms of Wisconsin Electric and Wisconsin Gas."3

          In addition to the purchasing economies generated from buying gas for both companies, the consolidated entity would be able to streamline short-term gas supply requirements by joint management of the gas supply portfolios. For example, the companies may be able to eliminate the short term contracts that Wisconsin Gas Company would need to serve its weather sensitive and peaking needs through increased utilization of WEC's LNG resources.

          Joint management of the combined gas portfolio should also result in more efficient investment decisions in plant and facilities. As discussed in Witness Schott's testimony, the Companies have identified areas where the systems can be integrated if they are under joint ownership and management. One potential interconnect is between WGC's Eagle pipeline and WEC's high pressure system in New Berlin. This interconnect would provide gas from Eagle to WEC's system, offering a competitive alternative to ANR to serve this load. In addition, a second interconnect between WEC and WGC's systems would increase WGC's reliability in Milwaukee, resulting in fewer interruptions. This interconnection would also provide WGC with

---------------

3 Application of Wisconsin Energy Corporation for approval to acquire the stock of WICOR, Inc., Direct Testimony of Calvin H. Baker. Pg. 4, lines 12-14.

     direct access to Natural Gas Pipeline Company gas in the summer and peaking facilities in the winter. Interconnections such as those described above could provide lower cost alternatives to having to construct new pipelines.

Q. What are the expected service quality and reliability benefits resulting from the transaction?

A. Gas utility operations will be improved by coordinating the use of the resources and skill sets from each of the companies once the transaction is completed. One of the motivations for consolidation is the transfer of best practices, and the gas operations of WEC and WICOR anticipate significant benefits as a result of the transfer of skills and knowledge upon completion of the transaction. This change in operations, combined with a broader base of resources and skill sets, should enhance the gas utility operations and service quality, as well as the safety and reliability of the gas systems. For example, as was described above, interconnection points identified by the merging companies could result in increased reliability in the Milwaukee area on the WGC system. As stated in Witness Schott's testimony, interconnections in other areas of the WGC and WEC systems will increase the reliability and flexibility of the systems in other areas of Wisconsin.

Q. Can you identify the system benefits which will be realized as a result of the transaction?

A. In general, the interconnections described above will be beneficial to gas customers because these improvements will increase the safety and enhance the reliability of the combined system. In the absence of this transaction, in order to provide comparable improvements to safety and system reliability, WEC and WGC would each have had to make additional improvements on their individual systems. For example, due to current system limitations, WGC is not able to provide firm service to some customers on the south side of its system. WGC conducted a study to determine the level of investment in system upgrades and additional pipeline that would need to be installed to provide firm service to all customers on the south side of its system. In order to expand service from interruptible to firm service on the south side of its system, WGC would need to install an additional 11 miles of pipeline at an estimated cost of $14 million. The interconnections proposed between WEC and WGC on the south side of WGC's system would increase the number of customers who could receive firm service in that area of the system for significantly less investment. WGC estimates that once the transaction is complete, if the interconnection was to be made, the construction costs for the project would be reduced by a total of $3 million. This cost savings includes the costs of interconnecting the WGC and WEC systems, as well as the savings generated through a reduction in pipeline construction costs associated with interconnection.

          In addition, the interconnection of the two distribution systems will also potentially reduce the likelihood of gas outages on either system. As noted by Witness Schott, Wisconsin Gas experienced a brief gas outage in Monroe earlier this year. Forced outages on gas distribution systems are costly and time consuming due to the nature of having to simultaneously restore service to customers. In addition to the LDC's costs, lost service creates economic losses and social disruptions for customers. Therefore, although difficult to quantify, increased reliability as a result of the merger will provide a meaningful benefit to the Companies' customers.

Q. What is the expected benefit of an expanded and more diverse employee base and who receives this benefit?

A. An expanded and more diverse employee base provides benefits to shareholders, customers, employees and the community. The post-transaction entity will have a broader pool of management resources, with different skill sets, on which it can rely to successfully direct the company in the competitive market through increased growth, profitability and financial strength. The successful operation of the combined company is expected to benefit customers by providing higher quality service at lower cost and to benefit shareholders through increased returns. The employees will benefit by being part of a larger organization that is more likely to retain its independence in the competitive market. In addition, retaining a large regional employer will benefit the community and the local economy as well. Finally, the larger organization will be better able to attract highly qualified employees, which will result in more efficient, higher quality service for customers.

Q. What benefits will result from the increased financial strength of the post-transaction entity?

A. Similar to the strategic benefits resulting from increased financial strength described earlier in my testimony, the increased size of the post-transaction entity will provide a substantially larger capital base which is expected to result in increased financial flexibility and a potentially stronger financial profile. The direct benefit of lower borrowing rates for the regulated entities would be passed on to customers through lower rates. In addition, the increased financial flexibility should allow the combined company to expand in both its utility and non-regulated subsidiaries at a more rapid pace than either of the independent companies would have previously been able, thus providing increased job opportunities and further economic development in the State of Wisconsin.

Q. How will the transaction benefit the communities in which WEC and WICOR currently operate?

A. The WEC/WICOR transaction combines two Wisconsin-based companies with a deep commitment to the communities that they serve. The companies have stated that there will be no layoffs resulting from the merger, they intend to honor all union contracts, and that any workforce reductions will occur through attrition. The headquarters of the new entity and all corporate jobs will remain in Wisconsin. In addition, both companies have made significant contributions to regional economic development by sponsoring educational, charitable and cultural events, and each is committed to continuing its involvement in these community related activities after the transaction is consummated.

          In other circumstances, especially those involving geographically disparate parties, consolidations have had an adverse impact on the communities in which the target company operates. Acquiring companies sometimes integrate the target company into the acquirer's existing business operations and practices. Integration of the companies generally results in the elimination of duplicative labor resources and functions and the consolidation of corporate commitments. In many instances, corporate headquarters are relocated out of the target company's community and labor reductions occur which have an impact on the local economy.

Q. You have described how the transaction will provide benefits to customers, employees and the community. Please explain what the benefits are of the transaction for shareholders.

A. As described in detail above, shareholders will own a financially stronger company post-merger that will be better positioned to compete in the marketplace. WICOR's shareholders are receiving a premium for their stock. Moreover, the transaction is expected to result in annual earnings accretion beginning in the first full year after the merger, provided the Commission authorizes recovery of the acquisition adjustment, which will have a positive impact on WEC's stock price, and thus provide a direct benefit to stockholders.


Recovery of the Acquisition Premium

Q. Please describe the "acquisition adjustment" that results from the transaction.

A. The concept of an acquisition adjustment is discussed in some detail in the testimony of Witness West. The basic concept is that the price WEC is paying to acquire WICOR exceeds the depreciated book value of WICOR's assets. As Witness West explains, FERC accounting rules require that the difference between the price paid for the utility assets and their depreciated book value be recorded on the acquiring entity's books as an "acquisition adjustment".

Q. Does the Public Service Commission of Wisconsin ("Commission") have a formal policy on the recovery of acquisition adjustments?

A. No, the Commission does not have a formal or generic policy on the recovery of acquisition premiums. In an 1989 order on remand in Docket Nos. 2040-EA-100 and 6680-EB-103 ("1989 Order")4, the Commission issued very general guidelines stating that "the standard it has applied in this case and will apply to determine whether an acquisition adjustment is a proper element of the purchasing utility's rates is the standard of clear and substantial system benefit to the purchasing utility."5 In a position paper issued on March 19, 1993 ("1993 Position Paper") to all natural gas and electric utilities in the State of Wisconsin regarding guidelines on the treatment of acquisition adjustments, a copy of which is attached as Exhibit ___ (JJR-3), the Commission Staff referred to the 1989 Order noting the general guidelines specified therein, but stated that "more specific guidelines would be difficult to articulate as each case has individual circumstances which cannot be readily addressed by generic guidelines. In lieu of formal Commission guidelines, staff is setting forth its basic position on the allowance of acquisition adjustments (premiums) for energy

---------------

4 Village of Footville, Public Service Commission of Wisconsin Docket Nos. 2040-EA-100 and 6680-EB-103, February 22, 1989.

5    Id., p. 2.

     utilities." In the 1993 Position Paper, the Commission Staff articulated its position stating that:

          ...there may be ways in which a gas utility could show system benefit vis-a-vis lower cost gas supply and/or more reliable supply. Depending on the level of benefits, all or part of an acquisition adjustment may be recovered from ratepayers. The burden of proof of such benefits is on the utility and requires substantive quantification and documentation. There must be a showing that there is an increased value of service for those ratepayers that will bear the cost. Those ratepayers that will bear the cost must derive benefits that equal or exceed the cost of the acquisition adjustment.

          Similar to the 1989 Order, the 1993 Position Paper noted that an acquisition premium may be recoverable as long as system benefits could be demonstrated, and that the customers from which the premium is to be recovered will be at least as well off after the premium is recovered as compared to their position prior to the merger. Furthermore, the 1993 Position Paper notes that system benefits include "lower cost gas supply and/or more reliable supply".

Q. What has WEC proposed with regard to recovery of the acquisition adjustments?

A. WEC has committed to not seek recovery of the acquisition premium which is attributable to WICOR's utility assets through higher rates to WICOR's utility customers. Rather, WEC has requested that the Commission permit it to retain savings resulting from the merger in such amount and for such period of time necessary for WEC to fully recover the acquisition premium attributable to WICOR's utility assets.

Q. Do you believe that WEC's approach for recovery of the acquisition premium complies with the guidelines previously set forth by the Commission and is in the public interest?

A. Yes, I believe that the recovery methodology which WEC has requested complies with the Commission's guidelines and is reasonable and in the public interest. As noted above, both the 1989 Order and 1993 Position Paper state that an acquisition adjustment may be recovered if the merging companies can demonstrate increased system benefits for those ratepayers that will bear the cost of the merger. WEC's proposed recovery mechanism complies with these guidelines in two distinct ways.

          First, WEC has committed that ratepayers will bear no costs associated with the merger. WEC has committed that the Companies' utility customers will not be subject to rate increases as a result of the merger. Thus, WEC's shareholders have assumed 100% of the risk that future savings resulting from the merger may not fully mitigate the cost of the acquisition premium. As such, this guarantees that utility customers will, at a minimum, be at least as well off as they were prior to the merger. In fact, as stated by Witness Baker, customers will be better off as a result of retaining most of the purchased gas cost savings through the Companies' respective gas cost adjustment mechanisms. Therefore, although the 1993 Position Paper indicates that "benefits that equal or exceed the cost of the acquisition premium" must be demonstrated for customers which bear merger costs, no merger costs will be borne by any utility customers in the Companies' transaction. This clearly fully complies with the guidelines previously espoused in the 1993 Position Paper.

          Second, not only have the Companies committed that no merger costs will be collected from utility customers, the Companies have also demonstrated that customers will experience system benefits as a result of the transaction. The 1989 Order and 1993 Position Paper indicate that system benefits need to be demonstrated if an acquisition adjustment is going to be recovered from ratepayers. This implies that if an acquisition adjustment is not going to be recovered from ratepayers, then no system benefits need to be demonstrated. However, in the Companies' proposed transaction, even though WEC is not proposing to recover the acquisition adjustment from ratepayers, the transaction will still provide system benefits to the Companies' customers. As described earlier in my testimony and in the testimony of Witness Baker, most of the gas cost savings will be passed through to customers under the purchased gas adjustment mechanisms of Wisconsin Electric and Wisconsin Gas. The Companies have estimated that the transaction will likely result in annual savings of $35 million. In addition, the consolidation will result in increased reliability that, although difficult to quantify, is an important benefit to all of the Companies' customers nonetheless. Since the Companies' customers will likely receive direct and ongoing benefits, without any additional cost or exposure, the recovery mechanism proposed by WEC fully complies with the Commission's guidelines.

          In the 1993 Position Paper, the Commission Staff stated:

          We would recommend that the Commission consider any proposal which is in the public interest. In Wisconsin, the Public Service Commission applies the concept of original cost when setting utility rates. Ratepayers will not pay more than original cost in their rates unless it can be reasonably shown that there is a system benefit and that customers are getting additional value commensurate or greater than the additional cost.

          WEC's request for recovery of the acquisition adjustment through the retention of merger savings clearly fully complies with the standard outlined above since customers are guaranteed no rate increases due to transaction costs. Thus, it is clearly in the public interest to approve a transaction which will likely result in significant and ongoing benefits to utility customers at no cost to those customers.

Q. As a policy matter, is WEC's proposed recovery mechanism in the public interest?

A. Yes, WEC's proposed recovery mechanism is in the public interest and, thus, should be approved by the Commission. As a policy matter, the proposed recovery methodology aligns the interests of customers and shareholders resulting in a 'win-win' situation. The proposed recovery methodology allows the utilities the opportunity to recover the acquisition adjustment costs through transaction-related savings, while guaranteeing that customers are at least as well off as they were prior to the merger (and likely to be significantly better off long-term). This mechanism provides not only the correct incentive structure for the utility when it is making decisions on behalf of its customers, but at the same time, protects the interests of the utility's shareholders by providing an opportunity for recovery of the acquisition adjustment associated with the transaction. If the opportunity to recover the acquisition adjustment is permitted, the utility has an incentive to pursue business investment opportunities which will provide net benefits to customers that, absent recovery, would not be available. Therefore, allowing the opportunity for recovery of the acquisition adjustment creates opportunities for the company to increase the quality of service and/or reduce the cost of providing service to the utility's customers as compared with the costs and service quality provided to customers absent such an investment. Conversely, if the estimated savings are not achieved by the utilities, the utilities' shareholders are at risk for the cost of the investment and ratepayers remain unaffected.

          Since the proposed recovery methodology fully complies with the guidelines previously specified by the Commission and its Staff and represents sound regulatory policy, the Commission should permit WEC to recover the premium paid for WICOR's gas utility assets. Utility consolidations can provide substantial net benefits to utility customers. It is important for the Commission to encourage utilities to take actions which will produce benefits for their customers, while at the same time producing a potential benefit for shareholders. In this transaction, utility customers are guaranteed to be at least as well off after the transaction as they are prior to the transaction. In fact, customers are likely to reap direct and ongoing benefits from the transaction. Absent the transaction, the Companies' customers would receive none of the benefits which are likely to result from the proposed transaction. In addition to customer benefits, WEC has a fiduciary duty to its stockholders to pursue actions which will result in stockholder benefits. If the Commission were not to permit recovery of the acquisition adjustment, such a policy would eliminate the incentive for WEC's shareholders to bear the costs associated with the consolidation with no opportunity to benefit. Permitting recovery of the acquisition adjustment in this instance is sound regulatory policy and in the public interest since customers are provided with upside benefit potential and none of the downside risk of investments which do not produce net ratepayer benefits.

Q. Has the Commission previously permitted utilities to recover an acquisition adjustment?

A. Yes. In Docket 4220-UR-407, the Commission permitted Northern States Power-Wisconsin ("NSPW") to recover an acquisition adjustment associated with its purchase of Viking Gas Transmission Company ("Viking"). In that proceeding, the Commission found that NSPW's purchase of Viking had resulted in annual discounts from competing pipelines which were in excess of the proposed annual amortization of the acquisition premium and thus permitted NSPW to recover the acquisition adjustment through rates.

          Also, in Dockets 4220-EA-110 and 5050-EB-100, the Commission permitted the City of Rice Lake to recover through rates the amortization of the acquisition adjustment associated with its purchase of facilities from NSPW, as well as a return on the unamortized balance. The Commission found that the increase in system benefits from Rice Lake acquiring and operating the facilities, namely improved reliability and avoiding the duplication of facilities, was sufficient to allow the recovery of the acquisition adjustment.

Q. Have other regulatory commissions allowed recovery of acquisition adjustments in a similar manner in which WEC is proposing?

A. Yes. There are numerous cases in which regulated natural gas and electric utilities have proposed acquisition adjustment recovery mechanisms similar to the one proposed by WEC in this proceeding that have been accepted and been found to be in the public interest by their respective state regulatory commissions. For example, (i) Eastern Enterprises' ("Eastern") acquisition of Essex Gas; (ii) Eastern's subsequent acquisition of Colonial Gas; and (iii) Carolina Power and Light's ("CP&L") acquisition of North Carolina Natural Gas ("NCNG").

Q. Please explain how the treatment of the acquisition adjustment recovery in these cases is similar to the recovery methodologies proposed by WEC.

A. In the recent merger between Eastern Enterprises and Essex Gas, the Massachusetts Department of Telecommunications and Energy ("MA DTE") approved Eastern's proposal to recover all costs associated with the merger, which included not only the acquisition adjustment, but transaction and integration costs as well, through the retention of merger savings for a ten-year period during which distribution rates would be frozen. After the ten-year rate freeze, Eastern would be permitted to recover the merger-related costs from ratepayers as long as it could demonstrate savings which equal or exceed the merger costs. In Eastern/Essex case, shareholders, not ratepayers, were entirely responsible for merger-related costs which exceed merger savings; however, shareholders also were given the opportunity to recover the merger-related costs by retaining merger savings. As explained above, this treatment of merger costs and savings is similar to the methodology proposed by WEC.

          A similar merger-related cost recovery mechanism was also approved for the merger of Eastern and Colonial Gas Company. In this merger, the MA DTE also approved Eastern's proposed ten-year rate freeze during which time Eastern could recover the acquisition adjustment and a return on the cash investment for Colonial through the retention of merger savings. Similar to its previous ruling in the Eastern/Essex merger, the MA DTE also stated that the merger-related costs amortized after the rate freeze period could be recovered through rates if Eastern could demonstrate savings equal to or greater than the level of merger-related costs.

          In the CP&L and NCNG merger, the North Carolina Public Service Commission ("NC PSC") approved the Regulatory Conditions proposed by the merging entities, which included a distribution rate freeze for both companies through December 31, 2004 and the specification that no merger-related costs would be collected from ratepayers through the retention of savings. In addition, CP&L was permitted to recover the acquisition adjustment and any other merger-related costs during the rate freeze period. As in the other cases addressed above, the state utility regulatory agency approved a recovery mechanism in which shareholders would be responsible for the merger-related costs, but would also have the opportunity to recover the acquisition premium and other merger-related costs through the retention of merger savings. Again, this is similar to the treatment which is being proposed by WEC.


Conclusion

Q.   Please summarize your testimony.

A. The consolidation between WEC and WICOR is expected to result in significant benefits to all stakeholders, including the companies' customers, employees, shareholders, the State of Wisconsin and the communities which the companies serve. The benefits resulting from the transaction will likely be both near-term as well as longer-term as the merging companies integrate their operations. The majority of the benefits of the transaction will not be one-time savings, but rather lasting benefits which could not be achieved absent the transaction. Although the transaction includes an acquisition premium, WEC has not proposed to recover the acquisition adjustment from its regulated customers. Rather WEC has proposed that its shareholders have the opportunity to recover the acquisition premium through the retention of transaction-related savings, thereby assuming all of the risk of under-recovery of the acquisition adjustment. WEC's proposal fully complies with the guidelines previously specified in Wisconsin and has been found to be in the public interest in other jurisdictions. As such, the transaction and recovery of the acquisition adjustment should be found to be in the public interest.

Q.   Does this conclude your testimony?

A.   Yes, it does.

                                                  Resume of John J. Reed, Page 1

JOHN J. REED
EXECUTIVE MANAGING DIRECTOR
--------------------------------------------------------------------------------

As founder of Reed Consulting Group (REED) and Executive Managing Director of Navigant's Management consulting (NCI) practice, Mr. Reed managed the firm's growth into an internationally recognized leader in the field of energy industry restructuring and utility management consulting. The Management Consulting practice of NCI provides services to utilities, energy producers, major energy consumers, project developers, and governmental authorities throughout the United States, Canada, Australia, and New Zealand. The staff of approximately 550 people provides a wide array of consulting services, including financial services (which includes merger, acquisition and divestiture engagements), technical services (which includes engineering, design, and IT engagements), and management and operation services (which includes energy delivery, customer care, organizational and market analysis engagements). John Reed has served as an executive and manager with other consulting firms and as Corporate Economist for southern California Gas Company. He has provided expert testimony on rate and regulatory matters in more than 100 cases before the Federal Energy Regulatory commission, the National Energy Board of Canada, more than 15 state utility regulatory agencies, and various state courts in civil proceedings. he has advised numerous clients, both domestically and internationally, on all facets of asset acquisition and divestiture transactions.

PROFESSIONAL EMPLOYMENT

     1988-Present        NAVIGANT/REED CONSULTING GROUP
                         President

     1983-1988           R.J. RUDDEN ASSOCIATES, INC.
                         Vice President

     1981-1983           STONE & WEBSTER MANAGEMENT CONSULTANTS, INC.
                         Senior Consultant
                         Consultant

     1976-1981           SOUTHERN CALIFORNIA GAS COMPANY
                         Corporate Economist
                         Financial analyst
                         Treasury Analyst

PROFESSIONAL EXPERIENCE

STRATEGIC PLANNING AND UTILITY RESTRUCTURING
--------------------------------------------
Been a leading participant in the restructuring of the natural gas and electric utility industries over the past ten years, acting as an adviser to local distribution companies (LDCs), pipelines, electric utilities, and independent energy project developers. In the recent past, provided services to Pacific Gas and electric, Brooklyn Union Gas, Wisconsin Gas, Duke Power, Bay State Gas, Commonwealth Energy, Boston Edison, Connecticut Energy, and many other leading utilities and energy marketers across North America. Manages projects that frequently include the redevelopment of strategic plans, corporate reorganizations, the development of multi-year regulatory and legislative agendas, merger, acquisition and divestiture strategies, and the development of market entry strategies. Developed and supported merchant function exit strategies, marketing affiliate strategies, and detailed plans fora the functional business units of many of North America's leading utilities.

                                                  Resume of John J. Reed, Page 2


MERGERS, ACQUISITIONS, DIVESTITURES, AND PROJECT DEVELOPMENT
------------------------------------------------------------
Retained by many of the nation's leading energy companies and financial institutions for services relating to the purchase, sale or development of new enterprises. These projects include major new gas pipeline projects, gas storage projects, several non-utility generation projects, the purchase and sale of project development and gas marketing firms, and utility acquisitions. Specific services provided include the development of corporate expansion plans, review of acquisition candidates, establishment of divestiture standards, due diligence on acquisitions or financing, market entry or expansion studies, competitive assessments, project financing studies, and negotiations relating to these transactions.

LITIGATION SUPPORT
------------------
Provided expert testimony on more than 100 occasions in administrative and civil proceedings on a wide range of energy and economic issues. Clients in these matters have included gas distribution utilities, gas pipelines, gas producers, oil producers, electric utilities, large energy consumers, governmental and regulatory agencies, trade associations, independent energy project developers, engineering firms, and gas and power marketers. testimony has focused on issues ranging from broad regulatory policy to virtually all elements of the utility ratemaking process. Also frequently testified regarding energy contract interpretation, accepted energy industry practices, horizontal and vertical market power, quantification of damages, and management prudence. For the past several years, has led the efforts of the Northern Distributor Group, an association of 15 Midwestern utilities that actively participate in natural gas proceedings before the Federal Energy Regulatory Commission (FERC). Also worked for many other customer groups, including the Wisconsin Distributor Group, the Tennessee, Transco, Texas Eastern, CNG, Algonquin, and El Paso Customer groups, the Association of Gas Distributors (AGD), and the United Distribution companies
(UDC). REED has provided litigation support services to over 200 gas distribution, electric utility and pipeline clients in the past few years.

Also served on FERC Commissioner Terzic's Task Force on Competition, which conducted an industry-wide investigation into the levels of and means of encouraging competition in U.S. natural gas markets. Represented the interests of the gas distributors (the AGD and UDC) and participated actively in developing and presenting position papers on behalf of the LDC community.

CONTRACT NEGOTIATIONS
---------------------
On behalf of gas distributors, gas pipelines, gas producers, electric utilities, and independent energy project developers, personally managed or participated in the negotiation, drafting, and regulatory support of hundreds of energy contracts, including the largest gas contracts in North America, electric contracts representing billions of dollars, pipeline and storage contracts, and facilities leases.

These efforts have resulted in bringing large new energy projects to market across North America, the creation of hundreds of millions of dollars in savings through contract renegotiation, and the regulatory approval of a number of highly contested energy contracts.

EDUCATION
Wharton School, University of Pennsylvania, BS, Economics and Finance, 1976

BOARDS OF DIRECTORS
Nukem, Inc.
New England Gas Association
R. J. Rudden Associates

                                                  Resume of John J. Reed, Page 3


AFFILIATIONS
National Association of Business Economists
International Association of Energy Economics
American Gas Association
New England Gas Association
Society of Gas Lighters
Guild of Gas Managers

                                                    Areas and Amounts of Savings
                                                      for Recent Consolidations

                                                                                         CONSOLIDATED   CONSOLIDATED
                                                                            AMOUNT OF    NON-FUEL       NAT. GAS       SAVINGS
          COMBINED ENTITY/                                                   SAVINGS     O&M EXPENSE    O&M EXPENSE    AS PERCENT
       (TRANSACTION PARTIES)            AREAS OF OPERATING SAVINGS         ($MILLIONS)   ($MILLIONS)    ($MILLIONS)    OF O&M
        --------------------            --------------------------         -----------   -----------    -----------    ----------
                (a)                                (b)                         (c)           (d)             (e)          (f)
COMPLETED/IN PROGRESS TRANSACTIONS

  ALIANT ENERGY CORP.                   Corp./Opers. Labor                 $  380.5
  (IES Utilities and                    Corp./Admin. Programs              $  149.1
  Interstate Power and                  Purchasing Economies (non-fuel)    $   60.2
  Wisconsin Power and Light)            Procurement - Electric             $   48.9
                                        Gas Supply                         $   23.6
                                        Purchased Power Demand Charges     $   80.2
                                        Generating Capacity Deferral       $   44.6
                                        Joint Dispatch                     $   47.2
                                                                           --------
                                             Gross Total Over 10 years     $  834.3

                                      Avg. Annual Corp./Admin. Savings     $   59.0      $  619.3                      9.52%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    2.4                     $  282.7       0.83%
                   Avg. Annual Electric-Related Fuel and Other Savings     $   22.1

  AMEREN                                Labor                              $  188.1
  (Union Electric and                   Corp./Admin. Programs              $  199.5
  CIPSCO)                               Elec. Prod./Gas Supply (1)         $  114.0
                                        Purchasing Economies               $   68.4
                                             Net Total Over 10 years       $  570.0

                                      Avg. Annual Corp./Admin. Savings     $   45.6      $  844.1                      5.40%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    1.6                     $  120.7       1.36%
                   Avg. Annual Electric-Related Fuel and Other Savings     $    9.8

  CONNECTIV INC.                        Corp./Opers./Gen. Support Labor    $  346.0
  (Delmarva and                         Corp./Admin. Programs              $  125.0
  Atlantic City Electric)               Purchasing Economies               $   56.0
                                        Fuel Supply/Purchased Power        $   28.0
                                        Facilities                         $   26.0
                                                                           --------
                                             Gross Total over 10 years     $  581.0

                                      Avg. Annual Corp./Admin. Savings     $   55.3      $  432.5                      12.79%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $    2.8

  EASTERN ENTERPRISES                   Corp.Admin. Programs               $   14.4
  (Eastern Enterprises and              Labor                              $   36.6
  Essex County Gas)                     Gas Supply                         $   23.5
                                                                           --------
                                             Gross Total Over 10 years         74.5

                                      Avg. Annual Corp./Admin. Savings     $    5.1      $  182.3                      2.80%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    2.4                     $  422.7       0.56%
                   Avg. Annual Electric-Related Fuel and Other Savings     $    0.0

  EASTERN ENTERPRISES                   Gas Supply (1)                     $   37.0
  (Eastern Enterprises and                                                 --------
  Colonian Gas)                              Gross Total Over 10 years     $   37.0

                                      Avg. Annual Corp./Admin. Savings     $    5.1      $  182.3                      2.80%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    2.4                     $  422.7       0.56%
                   Avg. Annual Electric-Related Fuel and Other Savings     $    0.0

  FIRST ENERGY                          Corp./Opers. Labor                 $  643.3
  (Ohio Edison and                      Corp./Admin. Programs              $  299.4
  Centerior)                            Procurement/Inventory (non-fuel)   $   77.8
                                        Electric production                $  115.9
                                        Fuel Procurement                   $   44.6
                                                                           --------
                                             Gross Total Over 10 years     $1,181.0

                                      Avg. Annual Corp./Admin. Savings     $  102.1      $1,502.0                      6.79%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $   16.1

                                                    Areas and Amounts of Savings
                                                      for Recent Consolidations

                                                                                         CONSOLIDATED   CONSOLIDATED
                                                                            AMOUNT OF    NON-FUEL       NAT. GAS       SAVINGS
          COMBINED ENTITY/                                                   SAVINGS     O&M EXPENSE    O&M EXPENSE    AS PERCENT
       (TRANSACTION PARTIES)            AREAS OF OPERATING SAVINGS         ($MILLIONS)   ($MILLIONS)    ($MILLIONS)    OF O&M
        --------------------            --------------------------         -----------   -----------    -----------    ----------
                (a)                                (b)                         (c)           (d)             (e)          (f)

  NEW CENTURY ENERGIES                  Corp./Opers Labor                  $  389.5
  (Public Service of Colorado and       Corp./Admin. Programs              $   82.7
  Southwestern Pub Svc.)                Purchasing Economies (non-fuel)    $   19.1
                                        Fuel Procurement - Electric        $  144.3
                                        Fuel Procurement - Gas             $   52.8
                                        Generating Capacity Deferral       $  160.1
                                        Joint Dispatch                     $  (33.7)
                                                                           --------
                                             Gross Total Over 10 years     $  814.8

                                      Avg. Annual Corp./Admin. Savings     $   49.1      $  573.5                      8.57%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    5.3                     $  397.9       1.33%
                   Avg. Annual Electric-Related Fuel and Other Savings     $   27.1

  WESTAR                                Labor                              $  402.4
  (BEC Energy and                       Corp./Admin. Programs              $  211.1
  COM/Energy                            Purchasing Economies               $   46.3
                                        Energy                             $    7.1
                                                                           --------
                                             Gross Total Over 10 years     $  666.9

                                      Avg. Annual Corp./Admin. Savings     $   66.0      $  481.2                      13.71%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $    0.7

PUGET SOUND ENERGY                      Corp./Opers. Labor                 $  198.0
(Puget Sound Energy and                 Distribution facilities            $   36.0
Washington Energy)                      Corp./Admin. Programs              $  124.0
                                        Purchasing Economies (non-fuel)    $    4.0
                                        Capital Deferrals                  $   20.0
                                        Revenue-related tax savings        $   18.0
                                                                           --------
                                             Gross Total Over 10 years     $  400.0

                                      Avg. Annual Corp./Admin. Savings     $   40.0      $  354.0                      11.30%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $    0.0

SEMPRA ENERGY                           Corporate Functions - Labor        $  538.8
(Enova and                              Corporate Programs                 $  462.0
Pacific Enterprises)                    Field Support Functions - Labor    $  332.0
                                        Inventories/Purch. Economies       $   23.0
                                        Facilities                         $   39.0
                                                                           --------
                                             Gross Total Over 10 years     $1,394.0

                                      Avg. Annual Corp./Admin. Savings     $  139.4      $1,393.0                      10.01%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $    0.0

WESTAR                                  Electric Generation Dispatch       $  64.0
(Western Resources and                  Capacity Deferrals                 $  57.3
Kansas City Power & Light)              Generation Labor                   $ 117.1
                                        Field Operations                   $ 106.0
                                        Procurement                        $ 183.4
                                        Inventory                          $   7.4
                                        Contract Services                  $  48.3
                                        Information Services               $ 132.6
                                        Facilities                         $  17.1
                                        Professional Services              $  15.6
                                        Insurance                          $  12.8
                                        Corp./Opers. Labor                 $ 248.7
                                        Overhead and Benefits              $  43.9
                                        Other Corporate and Admin. Benefits$   18.5
                                                                           --------
                                             Gross Total Over 10 years     $1,073.0

                                      Avg. Annual Corp./Admin. Savings     $   83.4      $  636.7                      13.10%
                          Avg. Annual Natural Gas-Related Fuel Savings     $   0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $   23.9

                                                    Areas and Amounts of Savings
                                                      for Recent Consolidations

                                                                                         CONSOLIDATED   CONSOLIDATED
                                                                            AMOUNT OF    NON-FUEL       NAT. GAS       SAVINGS
          COMBINED ENTITY/                                                   SAVINGS     O&M EXPENSE    O&M EXPENSE    AS PERCENT
       (TRANSACTION PARTIES)            AREAS OF OPERATING SAVINGS         ($MILLIONS)   ($MILLIONS)    ($MILLIONS)    OF O&M
        --------------------            --------------------------         -----------   -----------    -----------    ----------
                (a)                                (b)                         (c)           (d)             (e)          (f)

  LG&E ENERGY                           Labor/Corp. & Admin. Progs./
  (LG&E Energy and                        Purchasing Econs.                $  680.0
  KU Energy)                                                               --------
                                             Gross Total Over 10 years     $  680.0

                                      Avg. Annual Corp./Admin. Savings     $   68.0      $  417.31                     16.29%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $    0.0

  SIERRA PACIFIC RESOURCES              Corporate Functions - Labor
  (Sierra Pacific and                   Corporate Programs
  Nevada Power)                         Customer Support Functions - Labor
                                        Inventories/Purch. Economies       --------
                                             Gross Total Over 10 years     $  322.0

                                      Avg. Annual Corp./Admin. Savings     $   32.2      $   954                       3.38%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $    0.0


Transactions Not Completed
  CONSTELLATION                         Labor                              $1,030.3
  (Baltimore Gas & Electric and         Facilities                         $   19.9
  Potomac Electric Power)               Corp/Admin. Programs               $  224.5
                                        Purchasing Economies               $  304.9
                                                                           --------
                                             Gross Total Over 10 years     $1,579.7

                                      Avg. Annual Corp./Admin. Savings     $  158.0      $1,017.8                      15.52%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    0.0
                   Avg. Annual Electric-Related Fuel and Other Savings     $    0.0


  RESOURCES WEST ENERGY                 Corp./Opers. Labor                 $  210.2
  (Sierra Pacific and                   Corp./Admin. Programs              $  109.6
  Washington Water Power)               Procurement/Inventory (non-fuel)   $   44.5
                                        Facilities                         $   19.0
                                        Gas Supply                         $   67.5
                                        Electric Production                $   60.2
                                                                           --------
                                             Gross Total Over 10 years     $  511.0

                                      Avg. Annual Corp./Admin. Savings     $   38.3      $  726.9                      5.27%
                          Avg. Annual Natural Gas-Related Fuel Savings     $    6.8                     (3)
                   Avg. Annual Electric-Related Fuel and Other Savings     $    6.0

                                                    Total Average Annual Corp./Admin. Savings Percentage               9.68%
                                        Total Average Annual Natural Gas-Related Fuel Savings Percentage               0.96%


(1)  Savings for electric production versus gas supply broken out on basis of annual natural gas fuel expenses to total fuel expense of combined entity.
(2)  Synergies savings in addition to gas supply savings are anticipated; however, specific areas and amounts not available.
(3)  Fuel expense data unavailable for Sierra Pacific Resources.

Source: Regulatory Filings and Securities and Exchange Commission Form S-4 for respective transactions.

[SEAL]         Public Service
               4802 Sheboygan Avenue
               P.0. Box 7854
               Madison, Wisconsin 53707-7854


March 19, 1993



To All Gas and Electric Utilities:

The Commission has recently received a request for guidelines on the treatment of acquisition adjustments, the amount paid by a utility for acquiring property previously dedicated to utility service, which is in excess of book value. This request stems from the recent sale of a gas utility and the anticipation that there may be more gas utilities for sale In Wisconsin. The Commission has articulated general guidelines for a) lowing acquisition adjustments in races in the WPL/Footville case, docket numbers 6680-CB-103 and 2040-EA-100. More specific guidelines would be difficult to articulate as each case has individual circumstances which cannot be readily addressed by generic guidelines. In lieu of formal Commission guidelines, staff is setting forth its basic position on the allowance of acquisition adjustments (premiums) for energy utilities.

In the Footvi1le order, an electric purchase/sale agreement, thp Commission determined that there must be a showing of clear and substantial system benefit to the purchasing utility for an acquisition adjustment to be included in rates of the purchasing utility. System benefit was further described as providing substantial physical or electrical benefit. The Footville case established that the redistribution of costs or the spreading of costs over more customers is not considered a system benefit in itself.

With the recent changes in the natural gas industry that have resulted from FERC policy and orders (especially Order 636), there may be ways in which a gas utility could show system benefit vis-a-vis lower cost gas supply and/or more reliable supply. Depending on the level of likely benefits, all or part Of an acquisition adjustment may be recovered from ratepayers. The burden of proof of such benefits is on the utility and requires substantive quantification and documentation. There must be a showing that there is an increased value of service for those ratepayers that will bear the cost. Those ratepayers that will bear the cost must derive benefits that equal or exceed the cost of the acquisition adjustment. If there are proposals in which only a segregated group

All Gas and Electric Utilities
Page 2


of ratepayers still bear the cost (a separation of the buying and selling utilities), then the utility must adequately show that those ratepayers not bearing the cost are kept whole (rates for service not increased and value of service not diminished). The utility must also be able to document that the proposal does not involve subsidies in either direction.

At times it may be difficult to monetize potential gas system benefits that result from a purchase/sale agreement. It is then that we suggest that the Commission consider resulting cost savings as additional support for allowing the recovery of acquisition adjustments. Cost savings may be the result of efficiencies gained or better access to a lower cost of capital for the selling utility. Many other value-of-service items, such as conservation programs and customer service, which support the purchase/sale agreement, may also provide additional support for above-the-line treatment. Again, there must be a showing of increasing the value of service for the ratepayers that will pay the additional cost.

When utilities are combined, it is possible that cost savings will result. When these cost savings occur, the staff would not recommend that the Commission require immediate rate reduction to reflect the efficiency gains; however they would likely be reflected in the next scheduled rate case. There may be exceptions based on the circumstances in individual proposals. For example, if a utility were to freeze gas rates (margin) for an extended period of time, the Commission may agree to waive a decrease that reflects the efficiency savings.

One concern seems to be the number of years over which an allowable adjustment can be recovered. This will likely be dependent on the specific circumstances of the case. There has to be flexibility so that the perceived benefits, the materiality and the structure of the proposal can all be considered. In cases where the system benefits are difficult to monetize and cost savings are used as partial monetary justification, staff would likely be more supportive of shorter periods and some shared risk (i.e. recovery of the acquisition adjustment is dependent on the utility achieving the cost savings it projected.) The use of

All Gas and Electric Utilities
Page 3


shorter periods of time is also consistent with the SEC's allowed amortization for regulatory assets.

We would recommend that the Commission consider any proposal which is in the public interest. In Wisconsin, the Public Service Commission applies the concept of original cost when setting utility rates. Ratepayers will not pay more than original cost in their rates unless it can be reasonably shown that there in a system benefit and that customers are getting additional value commensurate or greater than the additional cost.

Sincerely,                              Sincerely,



/s/ Anita Sprenger                      /s/ Susan E. Stratton
----------------------------------      ----------------------------------------
Anita Sprenger                          Susan E. Stratton
Administrator                           Administrator
Division of Gas, Water                  Electric Division
  and Federal Intervention

DJS:AS:SES:03199302.JRB/LETTER.GWF

                                    STATEMENT
                                  JULIE PENMAN
                                  Commissioner
                    Milwaukee Department of City Development
                                September 3, 1999


          The City of Milwaukee has long reaped the benefits of having two major utility holding companies headquartered in our city's downtown.

          Both Wisconsin Energy Corporation and WICOR have been major employers and outstanding corporate citizens. Both have invested in our community and been strong partners with the city on civic projects. The combination of these two companies offers reasons for much optimism for the future.

          Wisconsin Energy Corporation had pledged to keep its corporate headquarters in its historic downtown office building, which was completely restored as one of the finest examples of our city's architectural heritage.

          WICOR made a similar commitment, investing the resources to ensure the art deco corporate headquarters with the famous "weather flame" remains a part of our downtown landscape.

          The corporate leadership of both companies is a reflection of Wisconsin Energy Chairman Richard Abdoo and WICOR Chairman George Wardeberg. Both are among the business leaders at the top of the list when it comes to civic commitment. A few examples -- the Milwaukee Redevelopment Corporation, Greater Milwaukee Committee, Competitive Wisconsin, and United Way.

          Wisconsin Energy has also been a strong partner in building hundreds of new housing units in downtown Milwaukee, supporting an ongoing boom in downtown living.

          From the Library Hill housing development at the west end of downtown to East Pointe Commons at the eastern end, Wisconsin Energy has helped rejuvenate our downtown.

          Wisconsin Energy also played an important role in securing the future of Emmpak Foods as a major employer in the nearby Menomonee Valley. Today, Emmpak Foods provides jobs at family supporting wages for 1,800 people. A significant fact that should not be overlooked is that close to 70 percent of Emmpak's workforce is from the minority community.

          Wisconsin Energy has helped the city achieve substantial savings in its utility bills and launch a new street lighting system.

          WICOR has also invested in the city and its economic growth. It has been a leader in promoting energy conservation and is helping the city with a cost-saving, automated meter reading system.

                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN


Application of the Wisconsin Energy Corporation                      9401-YO-100
for Approval to Acquire the Stock of WICOR Inc.                      9402-YO-101


--------------------------------------------------------------------------------
                       DIRECT TESTIMONY OF JEFFREY P. WEST
            IN SUPPORT OF APPLICATION BY WISCONSIN ENERGY CORPORATION
--------------------------------------------------------------------------------


I.   INTRODUCTION

Q.   Please state your name, business address, and title.

A. My name is Jeffrey P. West. My business address is 231 West Michigan Street, Milwaukee, Wisconsin 53201. I am Treasurer of Wisconsin Electric Power Company.

Q.   Please describe your educational background and business experience.

A. I received a Bachelor of Business Administration Degree with a major in finance from the University of Wisconsin-Milwaukee in December, 1975. In May, 1981, I received a Master of Business Administration Degree from Marquette University. In September of 1976, I accepted a position with Wisconsin Electric Power Company as an analyst in Financial Management. I held various positions in Financial Management and Corporate Planning before becoming Manager of Financial Services in October of 1989. In July of 1999 I was appointed Treasurer of Wisconsin Electric Power Company.

Q.   What are your responsibilities as Treasurer?

A. My responsibilities include cash management, insurance and risk management, and pension and other dedicated funds management. They also include corporate financings, long-term financial forecasts, investor relations, and the development of special studies in the aforementioned areas.

Q.   What is the purpose of this testimony?

A. The purpose of this testimony is to discuss the financial implications of and the required accounting treatment and expected tax treatment of the proposed merger of WICOR, Inc. ("WICOR") and Wisconsin Energy Corporation ("WEC"). Specifically, I will discuss the impact of the proposed merger on
     (1) the common stockholders of WEC; (2) the debt security holders of WICOR and WEC and their affiliates; (3) the estimated synergy levels that are expected to result from the merger; and (4) the purchase premium to be paid by WEC for WICOR. In addition, I will discuss certain pro forma financial statements reflecting the merger.

Q.   Have you supervised the preparation of exhibits to support your testimony?

A. Yes, I have supervised the preparation of 6 exhibits. Exhibit ____ (JPW-1) shows recently published S&P rating benchmarks; Exhibit ____ (JPW-2) shows journal entries for WEC to record the merger; Exhibit _____ (JPW-3) provides pro forma condensed financial statements; Exhibit _____ (JPW-4) shows estimated synergies, and Exhibit _____ (JPW-5) calculates WEC's goodwill relating to the transaction and annual amortization thereof.

          In addition, I will sponsor Exhibit _____ (JPW-6) to report the results of the WEC and WICOR shareholder meetings to be held on October 27, 1999. Obviously, this exhibit can not be filed with this testimony, but it will be filed and provided to the parties in advance of the hearing.

II.  SUMMARY

Q.   Please summarize the significant points of your testimony.

A. It is my opinion that this merger over time will result in a financially stronger company with lower investment risk than WEC or WICOR on a stand alone basis. This will provide WEC with better access to the capital markets than either WEC or WICOR on a stand alone basis. The merger should also enhance the ability of the utility affiliates, as wholly owned subsidiaries of WEC, to issue long- and short-term debt and other securities, if needed, on more favorable terms when compared to the predecessor companies on a stand alone basis. Based on the past records of WEC and WICOR, I believe that the secured debt of Wisconsin Electric Power Company ("WEPCO") and WICOR's utility subsidiary, Wisconsin Gas Company ("WGCO"), initially will be rated in the AA/A category.

          Under General Accepted Accounting Principles ("GAAP"), the proposed merger will be accounted for as a purchase. Purchase accounting is required since the merger does not meet all the criteria prescribed for a pooling transaction.

III. FINANCIAL IMPACTS OF THE MERGER

Q. Is it likely that the merger will have a positive affect on the common stockholders of WEC and WICOR, who will, following the merger, become shareholders of WEC?

A. Yes, I believe that from an equity investor perspective, WEC following the merger represents a more attractive investment than WEC or WICOR on a stand alone basis.

Q.   Please explain.

A. The value of a common stock investment today is based on the future cash flows and the relative certainty of the cash flows to be derived from the investment discounted at the opportunity cost of capital. To the extent that a proposed merger can either enhance the ability of a combined entity to generate future cash flows or to reduce the underlying risk of the company - which then reduces the opportunity cost of capital - the value of the investment should be improved.

Q. How do investors or financial analysts determine a utility's ability to generate cash flow for its common stockholders?

A. Financial analysts and investors typically analyze a company on both a quantitative and qualitative basis and look at a company on a historic, current and prospective basis. Historic and current data is important as an indicator of management's ability to produce returns for investors. However, as indicated above, it is the ability or perceived ability to produce future returns that determines a common stock's value.

Q.   Please describe what the quantitative analysis would include.

A. Analysts and investors evaluate a number of financial statistics and ratios such as revenue by customer class, internal cash generation and its relationship to capital requirements, the cost of providing service, the level of non-cash earnings, and interest coverage ratios among others. An analysis of the balance sheet also is performed. The assets are reviewed to determine whether impaired assets exist, the level of regulatory assets and the existence or potential for stranded investment. The capital structure is evaluated to determine the financial risk of the company and its implications on the company's ability to raise capital. The construction program and other financing requirements relative to the size of the company are examined to ascertain whether the required capital growth will be a financial strain going forward. A review of the rate structure also is performed and compared to other utilities in the region. In addition, a review of historic returns on equity and investment is performed, not only on an absolute basis but also in relationship with the allowed returns from regulators.

Q.   What qualitative factors are analyzed?

A. Qualitative factors analyzed for electric and gas utilities include a review of service territory issues - the area economy, employment, the composition and diversity of the industrial base, sales outlook, state and local government policies, among others. In addition, energy supply issues are evaluated, including the electric generation and gas supply mix, vintage of the major generation units, availability and reliability of the units, terms and conditions of any purchase power or gas supply contracts, and environmental compliance issues. Regulatory policies and practices are also evaluated.

Q.   Please continue.

A. Based on the analyst's evaluation of the prospective factors and recent historical results, a forecast is developed to determine the ability of the company to pay dividends currently, and to grow dividends in the future. These projected dividend payments, along with capital appreciation of the stock, are the cash flows that accrue to the common stockholders.

          Lastly, with consideration given to both the qualitative factors and quantitative factors, an assessment is made of the relative business risk of the company. Due to the growing competitive nature of the industry, the cost of delivered energy and its implications are carefully scrutinized. The relative certainty of the cash flows is largely a function of the business risk and, therefore, is critical in determining the opportunity cost of capital at which the stockholder cash flows are discounted.

Q.   Please explain how the proposed merger would affect investor's analysis.

A. In the short-term, purchased gas savings and in the long-term, synergy savings expected to be realized from the transaction will allow the merged companies' rates to remain competitive. Competitive rates have a positive impact on the economic vitality of the utilities' service territories. In addition, the estimated synergies will improve financial ratios and internal cash generation, strengthening the companies' financial condition over time.

          Additionally, the overall business risk of the new company will be reduced relative to each company on a stand alone basis. After the merger, WEC will serve a larger number of utility customers gaining critical size and greater earnings diversification due to WICOR's gas operations and growing nonutility manufacturing operations. Due to the relatively larger size, funds invested in any one large construction project will represent a smaller percentage of the combined companies' assets and capitalization. These factors tend to reduce the variability of the cash flows, and therefore, reduce investment risk. Finally, the merger enhances the ability of WEC after the merger to attract and maintain a high quality management team.

Q. How do these factors affect the ability of WEC after the merger to attract capital at reasonable rates?

A. I believe these factors should enhance the ability of WEC to attract capital at reasonable cost. As indicated above, the ability of the combined company to generate cash flow should be enhanced while at the same time the underlying risk is reduced from what would otherwise exist without the proposed merger.

Q.   How has the financial community reacted to the proposed merger?

A. Reaction from Wall Street analysts following the merger announcement was positive overall with analysts from A. G. Edwards and Robert W. Baird Incorporated viewing the WICOR/WEC merger as positive for both company shareholders. Based upon the outlook for the combined entity, Baird raised WEC's short-term outlook from market-perform to market-outperform.

Q.   How will the merger affect external financing requirements?

A. WEC plans to fund the portion of the WICOR acquisition price not paid with WEC common stock from bank borrowing arrangements or from securities to be issued in the capital markets. The amount, type and timing of the bank borrowing arrangements and securities to be issued in the capital markets have not yet been determined. Over the long-term, internal cash generation should improve and further reductions in external financing requirements are expected. This will provide WEC and its utility subsidiaries after the merger the flexibility to improve their capital structures by taking advantage of capital market conditions to reduce the total cost of capital when market conditions allow.

Q.   What are the senior secured debt credit ratings of WEPCO and WGCO?

A. Both WEPCO and WGCO have among the highest security ratings in the electric and gas utility industries. Currently, Standard and Poors Corporation ("S&P") has assigned a AA+ credit rating to the senior debt of WEPCO and AA+ to the senior debt of WGCO. Moody's Investors Service ("Moody's'") has assigned a Aa2 credit rating to both the senior debt of WEPCO and WGCO.

     Duff and Phelps Inc ("D&P") and Fitch Investors Service, Inc. ("Fitch") have assigned a AA+ and AA credit rating to WEPCO's senior debt, respectively. Neither D&P or Fitch have assigned credit ratings to WGCO senior debt.

Q. What was the response of the credit rating agencies to the merger announcement?

A. D&P and Fitch affirmed the previous security ratings of WEPCO. Moody's affirmed the security ratings of WEC, WEPCO and WGCO. S&P affirmed the security ratings of WGCO and certain securities of WEC and WEPCO and placed other securities of WEC and WEPCO on credit watch with negative implications. S&P indicated that the consolidated credit quality of the merged entity would likely be AA-. S&P also indicated that if the merger does not occur, that the ratings on Wisconsin Electric and affiliates could still be lowered due to the company's weaker financial statistics relative to other similarly rated companies.

Q. Have any of the rating agencies taken any other action recently that could influence the security ratings of WEC or its utility subsidiaries after the merger?

A. Yes. S&P recently announced new utility security ranking benchmarks that are more stringent than the previously published benchmarks as shown in Exhibit ____ (JPW-1). As a result of these changes, there is much less certainty with respect to current and future bond ratings of the companies either on a combined or separate basis.

Q. How will the debt holders of the utility subsidiaries be affected by the merger?

A. Over the long-term I believe there are positive implications for the companies' debt holders.

Q.   Please explain.

A. Earlier in my testimony, I noted that the merger will provide improvements in the business fundamentals of the companies while diversifying, and thus reducing, the overall risk. These same fundamental improvements will also benefit the debt holders of the utility companies.

Q.   Will the customers of the utility subsidiaries benefit from this?

A. Yes. To the extent that the business and financial fundamentals of the utility subsidiaries improve, the companies will gain greater access to the debt markets with better terms than on a stand alone basis.

Q. Please summarize the benefits to the utility customers of the proposed merger flowing from these financial impacts.

A. I believe there are substantial benefits for the utility customers of the companies. Customers will benefit from lower purchased gas costs and in the longer term, the projected net merger synergies will minimize the need for future rate increases. The merger will also result in a company with less business risk than either WEC or WICOR on a stand alone basis. These improvements will allow increased access to the capital markets and improved financial flexibility. This will serve to enhance the long-term ability of the utility subsidiaries to provide safe, reliable energy at a reasonable cost to customers.

IV.  IMPACTS ON SECURITY HOLDERS

Q. Are there any impacts on the preferred stockholders of WEPCO or the Trust Preferred Stockholders of WEC as a result of the merger?

A. WEPCO currently has two issues of preferred stock outstanding and WEC has one issue of Trust Preferred outstanding. The existing preferred stock of WEC and WEPCO will remain outstanding. Currently, D&P, Fitch, Moody's and S&P rate WEPCO's preferred stock as AA, AA-, aa3 and AA-, respectively. The Trust Preferred of WEC is currently rated A by D&P, a1 by Moody's and A+ by S&P. Long-term the same benefits that accrue to the debt holders discussed above will accrue to the WEC and WEPCO preferred stockholders.

Q. What happens to the debt and other obligations of the companies which are currently outstanding?

A. It is anticipated that all debt currently outstanding will remain outstanding.

Q. What happens to the company's various First Mortgage Bond ("FMB") indentures?

A. WEPCO has issued a portion of its long-term debt under a FMB indenture. This indenture gives the holders of FMB's a first lien on virtually all property owned by the company. The Mortgage has a clause that subjects subsequently acquired property to the lien, including property acquired by merger into that company. Under the merger agreement, WEPCO will remain as separate operating subsidiary of WEC after the merger. Consequently, the WEPCO mortgage will not be directly impacted by the merger. The first lien on the properties subject to the WEPCO mortgage immediately prior to the merger will remain in place. All of WGCO's debt is unsecured.

Q. What impact will the merger have on holders of unsecured debt securities of WEPCO and WGSCO?

A.   The unsecured debt of WEPCO and WGSCO will be retained by each company.

Q. Will there be any changes in short-term credit facilities as a result of the merger?

A. There may be some consolidation or replacement of existing lines of credit and other short term credit facilities as a result of the merger.

Q. Will the additional debt securities issued by WEC to fund the acquisition of WICOR adversely impact WEC's financial position after the merger?

A. While the amount of additional debt to be issued by WEC to fund the portion of acquisition price not funded through the issuance of new WEC common stock is significant, ranging from $0.5 billion to $0.8 billion to $1.3 billion depending on whether WEC issues 60%, 40% or 0% of the purchase price consideration in the form of WEC common stock, respectively, as discussed earlier in my testimony, the security ratings are not expected to be significantly impacted as a result of the merger.

V.   ACCOUNTING AND TAX TREATMENT OF THE MERGER

Q. What are the relevant accounting pronouncements for a merger or business combination?

A. Under GAAP, the accounting rules for a business combination are prescribed in Accounting Principles Board Opinion No. 16, Business Combinations. The accounting treatment required in a business accounting is either the pooling-of-interests ("pooling") method or the purchase method, depending on the facts or circumstances of the transaction. The methodology used is a function of the terms of the transaction and is not elective. In determining how to account for a business transaction, the transaction must be analyzed to see if it meets the criteria for pooling. If all the criteria for a pooling are not met, then the required accounting is the purchase method. This transaction will be required to be accounted for using the purchase method since it does not qualify for the pooling of interest method.

Q. Please describe the purchase method of accounting for a merger in greater detail.

A. GAAP defines a purchase as the acquisition of one company by another. In a purchase combination, ownership of at least one of the combining entities does not change. Under purchase accounting, the acquired corporation ceases to control its own assets and operations because control passes to the acquirer. In a purchase, the recorded amounts of the assets and liabilities of the acquiring entity generally remain the same, but the assets and liabilities of the acquired entity are revalued to fair market value based on the purchase price (including any acquisition premium) at the time of the combination. In a utility purchase combination, however, Federal Energy Regulatory Commission ("FERC") accounting requirements, as adopted by the Commission, do not allow utilities to adjust the value of assets to fair market; rather, the utility plant assets are recorded at their depreciated original value and the difference between the purchase price and the depreciated original cost is recorded on the acquiring entity's books as an "acquisition adjustment" (see Gas Plant Instruction NO. 5 of the Uniform System of Accounts for FERC accounting requirements for acquisitions).

Q. Specifically, how will the purchase method be applied in the WICOR and WEC merger?

A. WEC will determine the purchase price for the WICOR assets by multiplying the $31.50 offer price, subject to escalation if the transaction does not close by July 1, 2000, times the shares of WICOR common stock and equivalents outstanding on the closing date. As part of WEC's offer, WICOR stockholders in the aggregate will receive 40% of the purchase price consideration in WEC common stock (which at WEC's option can be increased to 60%). Shortly before the merger, WEC will select a percentage between 40% and 60% of the merger consideration that it will pay in WEC common stock, with the remainder being paid in cash. WEC will determine the exchange ratio for WEC common stock to be issued in the merger based on the average closing price of WEC common stock as reported in the New York Stock Exchange Composite Tape for the 10 trading days ending with the fifth trading day prior to the closing date of the merger. The exchange ratio will equal the exchange value of $31.50 per WICOR share, or a higher amount if the merger occurs after July 1, 2000, divided by the average closing price per share of WEC common stock during the valuation period. If the average closing price of WEC common stock during the valuation period is less than $22.00, WEC may elect to pay the entire consideration in cash. WEC will record the new shares of its $0.01 par value common stock issued for WICOR assets in the merger on its books. It is anticipated that WEC will initially borrow the balance of the WICOR consideration under a "bridge-banking" loan yet to be negotiated or from proceeds of securities to be sold in the capital markets. Such borrowings/or securities will also be recorded on WEC's books. Under the purchase method, the assets and liabilities of WICOR will be recorded at their estimated fair values on the date of closing. The excess of the WICOR purchase price over the fair value of the net assets at the effective time of the merger will be recorded as goodwill. It is expected that WEC will retain independent appraisers to assist it in determining the fair value of the WICOR assets being purchased. Under purchase accounting, WEC will have 12 months following the completion of the merger to finalize the valuation of the assets purchased. Results of operations of both WICOR and WEC will be combined from the date of the merger's closing going forward. No prior period financial statements will be restated following the merger. This accounting treatment will commence as of the date the merger is consummated (i.e., the legal closing date). The proposed WEC journal entry to record the purchase of the WICOR assets on WEC's books is shown on page 1 of Exhibit _____ (JPW-2).

VI.  HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Q. Please describe the historical and pro forma financial statements shown in the filed exhibits.

A. Exhibit _____ (JPW-3) page 2 shows the Unaudited Pro Forma Combined Condensed Income Statement for the Twelve Months Ended June 30, 1999 for WEC, as if the merger had been accomplished for the period presented. Estimated synergies from the merger are not reflected in the Pro Forma Income Statement. Page 3 of Exhibit _____ (JPW-3) shows the Unaudited Pro Forma Condensed Balance Sheet as of June 30, 1999, as if the merger had been accomplished as of the period presented. Pages 4 and 5 of Exhibit _____ (JPW-3) contains the Notes to the Unaudited Pro Forma Combined Condensed Financial Statements.

Q.   How was the pro forma information derived?

A. Pro forma adjustments were computed assuming the transaction was consummated at the beginning of the period presented and include adjustments that give effect to events that are (a) directly attributable to the merger; (b) expected to have a continuing impact on the combined enterprise; and (c) factually supportable. Pro forma adjustments to the balance sheet were computed assuming the merger was consummated at the end of period presented and include adjustments that give effect to events that are directly attributable to the merger whether they have a continuing impact or are non-recurring. The pro forma accounting adjustments include the estimated preliminary accounting adjustments required for purchase accounting to reflect fair market valuation of assets and liabilities.

Q. What pro forma adjustments were made to historical amounts to reflect the impact of the proposed merger in the pro forma financial statements?

A. The pro forma adjustments made are discussed in the notes to the pro forma financial statements in Exhibit_____ (JPW-3 pages 4 and 5).

Q. Have the estimated synergy savings resulting from the merger been reflected in the pro forma financial statements?

A. No, the pro forma adjustments do not reflect the estimated synergy savings. The pro forma statement of income reflects only historical information, showing how the companies would have been combined in prior periods, adjusted to reflect the estimated impact of the merger on principal items, including interest expense and depreciation due to additional borrowings and goodwill amortization resulting from the merger.

VII. ESTIMATED SYNERGIES EXPECTED TO RESULT FROM THE MERGER

Q.   Please describe the synergies expected to result from the merger.

A. The companies have not performed a definitive synergies study. WEC's preliminary estimate of annual savings in this transaction was based on the projected savings to be achieved in WEC's acquisition of the Wisconsin Southern Gas Company, Inc. adjusted for the increased size of the WICOR gas utility operations as shown in Exhibit _____ (JPW-4). A detailed synergy study will be prepared after the transaction closes. The preliminary estimate indicates the merger could result in annual savings of about $35 million. These savings projections, as more fully described in the testimonies of James Schott and John Reed, are projected to come from lower costs for purchased gas, materials and services, through enhanced purchasing power, elimination of duplication through attrition and sharing of resources and consolidation of common facilities over time.

Q. Is it necessary to have an actual merger of WEPCO's gas operations with WGCO to achieve these synergies?

A. No, it is not. Synergies can be achieved through integration of operations as we did with WEPCO and Wisconsin Natural Gas Company ("Wisconsin Natural").

Q. Please describe what type of integration of operations were achieved by WEPCO and Wisconsin Natural prior to the merging of Wisconsin Natural with and into WEPCO.

A. WEPCO and Wisconsin Natural were able to obtain savings through integration of certain support services including supply chain, information systems, meter reading, customer billing, treasury and accounting, human resources, legal, and other administrative functions. Additional cost savings were achieved by providing backup support between WEPCO and Wisconsin Natural in the areas of fleet management, storeroom, and field operations, on an as needed basis, in order to serve peak needs or to respond to emergency situations. WEC would expect similar opportunities would exist following WICOR acquisition.

VIII. DESCRIPTION PURCHASE PRICE, ESTIMATED GOODWILL TO RESULT FROM THE MERGER AND RELATED TRANSACTION COSTS

Q. Please describe how the purchase price for WICOR was determined by WEC and whether the acquisition premium is commensurate with the premiums being paid by other acquiring companies.

A. The purchase price of $31.50 offered by WEC for each share of WICOR common stock was the result of arms-length negotiations between WEC and WICOR. Each company retained independent financial advisors, who provided fairness opinions to the respective Boards of Directors that the consideration being paid was fair. WEC retained Chase Securities Inc. and WICOR retained Merrill Lynch. The analysis performed by both Merrill Lynch and Chase Securities Inc. are described in detail in the joint WICOR/WEC proxy statement, dated September 10, 1999. Based upon the analysis done by Chase Securities Inc. for WEC, the acquisition premium paid by WEC for WICOR is commensurate with the premiums being paid under comparable circumstances.

Q.   Please describe the goodwill to result from the merger.

A. The estimated goodwill from the merger is expected to approximate $797 million as calculated in Exhibit _____ (JPW-5). This amount is prior to any accounting adjustments necessary in purchase accounting to reflect the fair value of the assets being purchased and liabilities assumed in the merger.

Q.   Is any portion of the goodwill allocable to the WGCO assets?

A. Yes. Preliminary estimates indicate that approximately 60% of the goodwill is allocable to the WGCO assets.

          A final determination of the goodwill allocable to WGCO will be made after independent appraisals of the assets being purchased in the merger are completed.

Q.   How does the Company anticipate recovering goodwill allocable to WGCO?

A. WEC is proposing the Commission allow retention of the synergy savings resulting from the merger as a means to permit recovery of that portion of the goodwill attributable to WICOR's utility assets. Our proposal is based on the guidelines contained in the Commission staff's white paper on the treatment of acquisition adjustments issued in March 1993 and on precedent created in prior dockets which allowed recovery including the City of Rice Lake's purchase of electric distribution facilities from Northern States Power Company (Dockets 4420-EA-110/5050-EB-100) and Northern States Power Company's acquisition of The Viking Gas Transmission Company (Docket 4220-UR-407). The testimony of witness John Reed submitted in this proceeding describes more fully the companies justification for requesting such regulatory treatment.

Q. Will WEC be adversely impacted financially if the Commission does not authorize retention of the synergy savings as requested?

A. Yes. If the company is not able to retain the estimated synergy savings, WEC's net income for the foreseeable future will be significantly reduced, which will have a correspondingly adverse impact on the financial strength of the Company thereby limiting its ability to raise capital in the capital markets at a reasonable cost.

Q. Will WEC's utility customers be negatively impacted by the proposal to retain the estimated synergy savings as an offset to the goodwill incurred as a result of the transaction?

A. No. WEC's utility customers will not be negatively impacted. The merger will result in no change in base rates and WEC's stockholders will bear 100% of the risk if the estimated synergy levels are not obtained. In fact, the customers will be positively impacted for the reasons described earlier in my testimony and that of Calvin Baker, Bronson Haase and John Reed.

Q. Please describe the estimated transaction costs for the merger of WICOR and WEC and related accounting treatment.

A. Both WEC and WICOR will incur third party out-of-pocket costs related to the merger, which are estimated to approximate $8 million each. These costs are primarily fees for financial advisors, legal counsel, and independent public accountants; filing fees with the Securities and Exchange Commission and Department of Justice for the Hart-Scott-Rodino antitrust filing; and proxy printing and special meeting costs (including mailing list) for the WEC and WICOR stockholder meetings to approve the transaction. WEC's transaction costs will be included as part of the WICOR acquisition price. WICOR's transaction costs will be expensed prior to the closing of the merger.

          In addition to the third party out-of-pocket costs related to the merger, WEC estimates it will incur approximately $5 million of costs to obtain the debt financing to fund the non-WEC common stock portion of the consideration being paid to the WICOR stockholders in the merger. WEC's debt financing costs will be deferred and amortized over the life of the related debt.

Q.   Does this conclude your testimony?

A.   Yes, it does.

                          WISCONSIN ENERGY CORPORATION

                     DOCKET NOS. 9401-YO0100 AND 9402-YO-101


                             EXHIBITS OF J. P. WEST

                             (JPW-1) THROUGH (JPW-5)

         COMPARISON S&P UTILITY RATING BENCHMARKS PUBLISHED IN JUNE 1999
                              WITH PRIOR BENCHMARKS


     Wisconsin Electric Power Company - Standard & Poor Business Position 4


                                   Prior S&P                Revised S&P
                                   Benchmark                Benchmark
                                   For AA Rated             For AA Utility
                                   Electric                 With Business
                                   Utility*                 Position 4
                                   ------------             --------------

FFO / Total Debt                       26%                  36.5% to 30.5%
FFO Interest Coverage                 4.00x                 5.1x to 4.5x
Pretax Interest Coverage              3.50x                 4.6x to 4.0x
Total Debt / Total Capital             47%                  37.5% to 43.0%



---------------

*    For Above Average Business Position.

     FFO - Funds from Operations.

Global
Utilities                               Standard & Poor's
Rating                                  Utilities &
Service                                 Perspectives


UTILITY FINANCIAL TARGETS ARE REVISED

     Standard & Poors has revised the four principal financial targets that it uses to analyze the credit quality of all investor-owned electric, natural gas, and water utilities in the U.S. (See table on page 3).

     Standard & Poor's has created a single set of financial targets that can be applied across the different utility segments. These financial measures reflect the convergence that is occurring throughout the utility industry and the changing risk profile of the industry in general.

     No rating changes will result from establishing these new financial targets since they were developed in integrating prior utility financial benchmarks and historical industrial medians. The new financial targets, like the previous benchmarks, pertain to risk-adjusted ratios that distinguish between lower-risk and higher-risk activities. The targets have been broadened to correspond with Standard & Poors 10-point business profit assessments. The business profile scores assess the qualitative attributes of a firm, with "1" being considered lowest risk and "10" highest risk. Thus, the new targets allow for comparability on a single scale between typically lower-risk activities, such as water operations, gas distribution, and electric transmission, and higher-risk activities, such as merchant power generation, oil and gas exploration and production, and energy trading and marketing. For example, a water utility, which can expect to have a lower business risk profile than a typical integrated electric utility, will be required to meet less stringent financial targets for any given rating category.

     Funds from operations to total debt, funds from operations interest coverage, pretax interest coverage, and total debt to total capital re the four credit-protection ratios that are an integral part of Standard & Poor's quantitative review on the overall credit analysis of the utility sector. Standard & Poor's recognizes that the nature of utilities' business strategies is changing significantly and is shifting toward higher-risk endeavors. These undertakings bear risk characteristics that are more representative of an industrial company than a regulated utility. Therefore, Standard & Poor's also incorporates a greater reliance on several additional ratios in its credit analysis. These include, but are not limited to, pretax return on permanent capital, funds from operations to current obligations, earnings before interest and taxes to total assets, net cash flow to capital expenditures, and capital expenditures to average total capital. Additionally, further analysis of the cash flow coverage of all obligations (including preferred stock) is performed. Although these measures do not have published targets, broader use of these financial ratios combined with the four principal targets, provides greater depth to the fundamental analysis used in the rating evaluation process.

     Consistent with Standard & Poor's ratings methodology the four published financial targets will be used with other quantitative measures, business risk analysis, and comparative analysis of peer groupings to determine credit ratings. The new targets are designed to assist utilities, utility affiliates, and the investment community in assessing the relative financial strength of issuers.

RONALD M. BARON
New York (1) 212-438-766_
JOHN W. WHITLOCK
New York (1) 212-438-766_
SCOTT A. BEICK
New York (1) 212-438-766_

COVER STORY

REVISED UTILITY GROUP FINANCIAL TARGETS*

FFO TO TOTAL DEBT
BUSINESS POSITION               "AA"                "A"               "BBB"                "BB"                   "B"

1                           20.0      16.5     16.5      12.5     12.5       7.0       <7.0                    -          -
2                           25.0      21.0     21.0      16.0     16.0      10.5       <10.5                   -          -
3                           31.5      26.0     26.0      20.0     20.0      14.0        14.0      9.5        9.5        4.0
4                           36.5      30.5     30.5      24.5     24.5      17.5        17.5     12.0       12.0        6.0
5                           40.0      33.0     33.0      27.0     27.0      20.5        20.5     15.0       15.0        7.5
6                           47.0      39.0     39.0      31.0     31.0      22.0        22.0     16.0       16.0        8.5
7                           56.0      47.0     47.0      36.5     36.5      24.5        24.5     17.0       17.0        9.5
8                           66.0      55.0     55.0      42.5     42.5      27.5        27.5     18.5       18.5       11.0
9                              -         -     64.5      49.5     49.5      32.0        32.0     22.0       22.0       12.5
10                             -         -     78.0      60.5     60.5      39.0        39.0     28.0       28.0       17.5


FFO INTEREST COVERAGE
BUSINESS POSITION               "AA"                "A"               "BBB"                "BB"                   "B"

1                            3.1       2.5      2.5       1.9      1.9       0.9        <0.9                   -          -
2                            3.9       3.3      3.3       2.5      2.5       1.5        <1.5                   -          -
3                            4.5       3.9      3.9       3.1      3.1       2.1         2.1      1.3        1.3        3.5
4                            5.1       4.5      4.5       3.8      3.8       2.7         2.7      1.8        1.8        0.9
5                            5.4       4.8      4.8       4.0      4.0       3.0         3.0      2.1        2.1        1.1
6                            6.6       5.7      5.7       4.5      4.5       3.1         3.1      2.2        2.2        1.2
7                            8.4       7.0      7.0       5.1      5.1       3.3         3.3      2.3        2.3        1.3
8                           10.2       8.3      8.3       5.9      5.9       3.5         3.5      2.4        2.4        1.5
9                              -         -      9.5       7.1      7.1       4.3         4.3      2.9        2.9        1.8
10                             -         -     11.3       8.6      8.6       5.3         5.3      3.6        3.6        2.3


PRETAX INTEREST COVERAGE
BUSINESS POSITION               "AA"                "A"               "BBB"                "BB"                   "B"

1                            2.8       2.4      2.4
2                            3.4       2.9      2.8
3                            4.0       3.4      3.4
4                            4.5       4.0      4.0
5                            5.0       4.8      4.8                                            [Illegible Text in Original]
6                            6.2       5.2      5.2
7                            8.0       6.5      5.5
8                            9.9       8.0      8.2
9                              -                9.0
10                             -               11.1


TOTAL DEBT TO TOTAL CAPITAL
BUSINESS POSITION               "AA"                "A"               "BBB"                "BB"                   "B"

1                           50.5      55.0     55.0      60.5     60.5      67.5       >67.5                   -          -
2                           46.5      51.0     51.0      56.5     56.5      63.5       >63.5                   -          -
3                           42.0      47.5     47.5      53.0     51.0      61.0        61.0     67.0       67.0       74.0
4                           37.5      43.0     43.0      49.5     49.5      57.0        57.0     54.0       54.0       72.5
5                           36.0      41.5     41.5      47.0     47.0      55.0        55.0     52.5       52.5       71.0
6                           32.5      39.5     39.5      46.0     46.0      53.5        53.5     50.5       50.5       59.0
7                           30.5      37.5     37.5      45.0     45.0      52.5        52.5     59.5       59.5       58.0
8                           28.0      35.0     35.0      43.0     41.0      51.5        51.5     58.0       58.0       56.0
9                              -         -     30.0      39.0     39.0      47.5        47.5     54.0       54.0       51.5
10                             -         -     24.0      33.0     33.0      40.5        40.5     46.0       46.0       53.0

* As of June 1999   FFO - Funds from operations

KEY CONTACTS

UTILITIES/PROJECT FINANCE/INFRASTRUCTURE

GENERAL CONTACTS
Curtis Moulton                                    NEW YORK (1) 212-438-____
John Bilardello                                   NEW YORK (1) 212-438-____
Cheryl Ric                                        NEW YORK (1) 212-438-____
William Chew                                      NEW YORK (1) 212-438-____

UNITED STATES
John Bilardello                                   NEW YORK (1) 212-438-____
U.S. Investor-Owners Utilities

CANADA
Thomas Connell                                    TORONTO (1) 416-202-5000

LATIN AMERICA
Jane Eddy                                         NEW YORK (1) 212-438-799

EUROPE/MIDDLE EAST/AFRICA
Aidan O'Mahony                                    LONDON (44) 171-825-____

ASIA/PACIFIC
Paul Coughin                                      HONG KONG (852) 2533-350
Rick Shepherd                                     MELBOURNE (611 3 963_____)
Dan Fukatomi                                      TOKYO (8) 3-3593-8714

TELECOMMUNICATIONS
GENERAL CONTACT
Richard Siderman                                  NEW YORK (1) 212-438-____

UNITED STATES
Richard Siderman                                  NEW YORK (1) 212-438-____

CANADA
Thomas Connell                                    TORONTO (1) 416-202-5000

LATIN AMERICA
Laura Feirland Katz                               NEW YORK (1) 212-438-____

EUROPE/MIDDLE EAST/AFRICA
Juan Jose Garcia                                  LONDON (44) 171-825-____

ASIA/PACIFIC
Duncan Warwick-Champion                           MELBOURNE (611 3 963_____)
Dan Fukatomi                                      TOKYO (8) 3-3593-8714

                                   VISIT US AT

                        WWW.STANDARDANDPOORS.COM/RATINGS
                    FOR MORE U.S. UTILITY CREDIT INFORMATION,
                    OR AT WWW.RATINGSDIRECT.COM TO SUBSCRIBE
                   TO STANDARD & POOR'S ON-LINE RATING SERVICE

                     For fast answers to utility questions.
                               Please e-mail us at
                      utility_helpdesk@standardandpoors.com

                          WISCONSIN ENERGY CORPORATION
                   JOURNAL ENTRIES TO RECORD THE WICOR MERGER*
                              (MILLIONS OF DOLLARS)



     WEC CORPORATE                                        DEBIT       CREDIT
Investments
     Investment in Subsidiary Companies
      WICOR, Inc.
       Common Stock & Equity in Undistributed Earnings $1,221 $ - Miscellaneous Deferred Debits
     Debt Issuance Expenses                               $    5      $    -
Long-Term/Other Debt
     Bridge Notes Payable and Capital Markets Financing $ - $ 722 Stockholders' Equity
     Common Stock ($0.01 Par Value) & Other Paid-In
      Capital                                             $    -      $  504




     JOURNAL ENTRIES EXPLANATION

To record the acquisition of WICOR and affiliates by WEC and related financing for the transaction.





---------------

* Before accounting adjustments to reflect fair market value of assets and liabilities acquired required under purchase accounting.

               WISCONSIN ENERGY CORPORATION AND WICOR, INC. MERGER
                PRO FORMA FINANCIAL STATEMENTS AND NOTES THERETO


     WEC CONSOLIDATED
     Unaudited Pro Forma Combined Condensed Income Statement
         For the Twelve Months ended June 30, 1999                      Page 2
     Unaudited Pro Forma Combined Condensed Balance Sheet
         At 06/30/99                                                    Page 3
     Notes To Unaudited Pro Forma Condensed Financial Statements        Page 4-5

                                  WISCONSIN ENERGY CORPORATION
                     UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                             REFLECTING COMPLETION OF THE MERGER OF
                          WICOR, INC. WITH WISCONSIN ENERGY CORPORATION
                                Twelve Months Ended June 30, 1999


                                        Wisconsin                  Pro Forma         Pro Forma
                                        Energy (a)   WICOR         Adjustments       Combined
                                        ----------   -----         -----------       ---------
                                        (Thousands of Dollars, Except per Share Amounts

Operating Revenue                       $ 2,143,905  $   950,550   $         -       $ 3,094,455

Operating Expenses
 Fuel                                       319,221            -             -           319,221
 Purchased power                            201,270            -             -           201,270
 Cost of gas sold                           168,675      283,483             -           452,158
 Cost of goods sold                               -      333,218             -           333,218
 Other operation and maintenance            711,598      196,503         1,000 (c)
                                                                         3,164 (b)       912,265
 Depreciation and amortization              257,715       35,947        17,232 (d)
                                                                         8,700 (e)       319,594
 Property and revenue tax                    68,692        8,435        (3,164)(b)        73,963
                                        -----------  -----------   -----------       -----------
  Total Operating Expenses                1,727,171      857,586        26,932         2,611,689
                                        -----------  -----------   -----------       -----------

Pretax Operating Income                     416,734       92,964       (26,932)          482,766
Other Income and Deductions                  34,375        1,921             -            36,296
Interest Charges and Other                  131,771       16,334        45,669 (f)       193,774
                                        -----------  -----------   -----------       -----------
Income Before Income Taxes                  319,338       78,551       (72,601)          325,288
Provisions for Income Taxes                 106,694       29,185       (21,040)(g)       114,839
                                        -----------  -----------   -----------       -----------
Net Income                              $   212,644  $    49,366   $  (51,561)       $   210,449
                                        ===========  ===========   ===========       ===========
Weighted Average Common Shares              115,799                     20,348 (h)       136,147
Earnings Per Share (Basic and Diluted)  $      1.84                                  $      1.55 (i)


See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information.

                                  WISCONSIN ENERGY CORPORATION
                     UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                             REFLECTING COMPLETION OF THE MERGER OF
                          WICOR, INC. WITH WISCONSIN ENERGY CORPORATION
                                          June 30, 1999


                                        Wisconsin                  Pro Forma         Pro Forma
                                        Energy (a)   WICOR         Adjustments       Combined
                                        ----------   -----         -----------       ---------
                                                       (Thousands of Dollars)
          Assets

Property, Plant & Equipment             $ 3,798,985  $   445,976   $    87,000 (j)   $ 4,331,961
Other Property and Investments              864,800            -         7,737 (b)       872,537
Current Assets
 Cash & cash equivalents                     35,369        8,752             -            44,121
 Accounts receivable-net, including accrued
  utility revenues                          305,882      162,480             -           468,362
 Materials, supplies and inventory          209,852      102,915        12,700 (j)
                                                                         6,798 (b)       332,265
 Prepayments and other current assets        79,988       32,939        (6,798)(b)       106,129
                                        -----------  -----------   -----------       -----------
     Total Current Assets                   631,091      307,086        12,700           950,877
Deferred Charges and Other Assets
 Goodwill                                         -       83,024       689,297 (k)       772,321
 Regulatory assets                          208,384       56,082             -           264,466
 Accumulated deferred income taxes          206,010            -        20,056 (b)       226,066
 Other assets, including prepaid pension
  costs                                     107,307       90,687        54,900 (l)
                                                                        (7,737)(b)       245,157
     Total Deferred Charges and Other   -----------  -----------   -----------       -----------
      Asssets                               521,701      229,793       756,516         1,508,010
                                                     -----------   -----------       -----------
Total Assets                            $ 5,816,577  $   982,855   $   863,953       $ 7,663,385
                                        ===========  ===========   ===========       ===========

          Capitalization and Liabilities

Capitalization                          $ 1,951,907  $   423,826   $    80,135 (m)   $ 2,455,868
 Common stock equity                         30,450            -             -            30,450
 Preferred stock
 Long-term debt                           1,979,368      204,524       722,062 (m)     2,905,954
 Wisconsin Energy obligated redeemable
  preferred securities of subsidiary
  trust                                     200,000            -             -           200,000
                                                     -----------   -----------       -----------
     Total Capitalization                 4,161,725      628,350       802,197         5,592,272
Current Liabilities
 Short-term debt, including long-term
  debt due currently                        403,842       19,209             -           423,051
 Accounts payable                           162,182       73,999             -           236,181
 Accrued liabilities and other              152,522       92,451        20,500 (j)       265,473
                                                     -----------   -----------       -----------
     Total Current Liabilities              718,546      185,659        20,500           924,705
Deferred Credits and Other Liabilities
 Accumulated deferred income taxes          582,080       49,347        68,900 (j)
                                                                        20,056 (b)       720,383
 Regulatory liabilities                     142,478       29,553             -           172,031
 Other, including postretirement
  benefit obligation                        211,748       89,946       (47,700)(j)       253,994
                                                     -----------   -----------       ------------
   Total Deferred Credits and Other
    Liabilities                             936,306      168,846        41,256         1,146,408
                                                     -----------   -----------       -----------
Total Capitalization and Liabilities    $ 5,816,577  $   982,855   $   863,953       $ 7,663,385
                                        ===========  ===========   ===========       ===========

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information.

                          WISCONSIN ENERGY CORPORATION
      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                     REFLECTING COMPLETION OF THE MERGER OF
                  WICOR, INC. WITH WISCONSIN ENERGY CORPORATION
                             (Thousands of Dollars)

The unaudited pro forma financial information gives effect to the acquisition by Wisconsin Energy Corporation of WICOR, Inc. in a transaction to be accounted for as a purchase.

Wisconsin Energy's Unaudited Pro Forma Combined Condensed Financial Information assumes the WICOR acquisition occurred (1) as of July 1, 1998, for purposes of the Unaudited Pro Forma Combined Condensed Income Statement and (2) on June 30, 1999 for purposes of the Unaudited Pro Forma Combined Condensed Balance Sheet.

The allocation of estimated cost savings from the merger, net of costs incurred to achieve such estimated cost savings, will be subject to regulatory review and approval. None of the estimated cost savings, the costs to achieve such savings, nor transaction costs (other than estimated debt issue costs) are reflected in the Unaudited Pro Forma Combined Condensed Income Statement information.

a. Due to recent acquisitions by Wisconsin Energy that have increased the size of Wisconsin Energy's non-utility operations, Wisconsin Energy has modified its income statement and balance sheet presentations. The primary modification includes reclassifying the results of the non-utility operations from Other Income and Deductions to the various lines within operating income (i.e. Operating Revenues and Operating Expenses). This modification does not change net income. The primary balance sheet modification includes reclassifying the non-utility property, plant and equipment and related accumulated provision for depreciation from investments to inclusion with utility property, plant and equipment. This modification does not change total assets.

b. Reclassification of amounts to conform WICOR's annual pension income will increase by $1.5 million and will be offset by an additional $2.5 million of annual postretirement benefit expense.

c. Based upon revised actuarial information, WICOR's annual pension income will increase by $1.5 million and will be offset by an additional $2.5 million of annual postretirement benefit expense.

d. Amortization of good will over 40 years ($689.3 million/40 years = $17.2 million per year or $4.3 million per quarter).

e. Additional depreciation resulting from the increased fair value of machinery, equipment and buildings acquired based on estimated useful lives of 10 years ($87 million/10 years = $8.7 million per year or $2.2 million per quarter).

f. Incremental interest expense based upon an assumed rate of 6.25% ($722.1 million x 6.25% = $45.1 million per year or $11.3 million per quarter). A 1/8 percent increase (or decrease) in the interest rate would increase (or decrease) annual interest expense by approximately $0.9 million. Estimated debt issue cost of $5.4 million will be amortized over ten years.

g.   Reduction of income taxes relating to the foregoing adjustments.

h. Shares to be issued assuming the purchase price is paid with 40% stock, including outstanding stock options. The closing price of Wisconsin Energy's Common Stock on June 30, 1999 was $25-1/16.

i. Assuming the purchase price is paid with 100% cash or 60% stock and 40% cash, pro forma earnings per share for the year ended December 31, 1998 would approximate $1.42 and $1.33 per share, respectively. Assuming the purchase price is paid with 100% cash or 60% stock and 40% cash, pro forma earnings per share would approximate $0.87 and $0.79 for the six months ended June 30, 1999, respectively, and $0.64 and $0.61 per share, respectively, for the six months ended June 30, 1998.

j. Adjustments to net assets of WICOR to reflect fair value, purchase accounting adjustments and related tax effects.

k. The excess of cost over fair value of net assets acquired resulting from the preliminary purchase price allocation is assumed to be as follows:

          Pro forma purchase price                                   $1,220,623
          Pro forma historical net book value of assets acquired        423,826
                                                                     ----------
          Excess of purchase price over net book value of assets
            acquired                                                    796,797
          Allocated to:
               Inventories                                              (12,700)
               Property, plant and equipment                            (87,000)
               Prepaid pension asset                                    (49,500)
               Deferred tax liabilities                                  68,900
               Other current liabilities                                 20,500
               Postretirement obligation                                (47,700)
                                                                     ----------
               Remaining excess of cost over fair value of net
                assets acquired (goodwill)                           $  689,297
                                                                     ===========

     The foregoing preliminary purchase price allocation is based on available information and certain assumptions Wisconsin Energy considers reasonable. The final purchase price allocation will be based upon a determination of the fair value of the net assets acquired at the date or the acquisition. The final purchase price allocation may differ from the preliminary allocation.

l. Amount consists of an adjustment of $49.5 million to fair value WICOR's prepaid pension asset and $5.4 million in estimated debt issue costs.

m.   Purchase price is assumed to be financed with 40% stock and 60% debt.

                  WISCONSIN ENERGY CORPORATION AND WICOR, INC.
                               ESTIMATED SYNERGIES


Details of WEC's preliminary synergy calculation provided below:

Thousands of Dollars                    WSG 1993 A                   WGCO 1998 A
--------------------------------------------------------------------------------

Certain Expense Items
Cost of Purchased Gas For Resale           $30,373                      $252,181
Operation and Maintenance Expense           12,681                        87,571
Straight Line Depreciation Expense           1,724                        33,568
Other Taxes                                    901                         9,038
Interest Expense                             1,195                        12,448
Total                                      $46,874                      $394,806
Projected Savings 2nd Year                 $ 4,130
% Projected Savings                            8.8%                         8.8%
WG Pro Forma Savings                                                     $34,743
Rounded Use                                                          $35 million


WSG - former Wisconsin Southern Gas Company, Incorporated - acquired by WEC in pooling transaction effective January 1, 1994.

WGCO - Wisconsin Gas Company.

                  WISCONSIN ENERGY CORPORATION AND WICOR, INC.
           ESTIMATED WICOR GOOD WILL AND ANNUAL GOOD WILL AMORTIZATION

         Details of WEC's preliminary WICOR purchase price, acquisition premium/goodwill and annual acquisition premium/goodwill
                     amortization amount are provided below:


June 30, 1999
-------------
WICOR Common Shares Outstanding                                       37,503,735

WICOR Options Outstanding                                              2,969,409
                                                                      ----------
                                                                      40,473,144

WEC Offer Price                                                           $31.50

WEC Purchase Price                                              $  1,275 Million

Less:  Proceeds from WICOR Options
  (@$18,28 weighted average option price)                       $   (54) Million
                                                                ----------------

                                                                $  1,221 Million

WICOR Common Equity                                             $    424 Million
                                                                ----------------

Estimated Acquisition Premium/Goodwill                          $   797 Million*

Estimated Annual Acquisition Premium/Goodwill
  Amortization based on 40 Year Amortization Period             $    20 Million*

---------------

* Before accounting adjustments required for purchase accounting to reflect fair market valuation of assets and liabilities.